EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GOLD TOE MORETZ HOLDINGS CORP.,

GILDAN USA INC.,

MIDAS ACQUISITION CORP.

and

BLACKSTONE CAPITAL PARTNERS V L.P.
AS THE STOCKHOLDER REPRESENTATIVE

dated as of April 11, 2011

i

SCHEDULES

Schedule 1.1(a)	Consents
Schedule 1.1(b)	Adjusted Working Capital
Schedule 1.1(c)	Key Executives
Schedule 1.1(d)	Knowledge
Schedule 1.1(e)	Permitted Encumbrances
Schedule 2.5	Officers and Directors
Schedule 3.1(a)	Holders
Schedule 3.1(b)	Outstanding Debt and Lines of Credit
Schedule 4.1(a)	Organization
Schedule 4.1(b)	Organization
Schedule 4.2(a)(i)	Employee Restricted Stock
Schedule 4.2(a)(ii)	Stock Options
Schedule 4.2(b)	Company Subsidiaries
Schedule 4.2(c)	Other Equity Ownership
Schedule 4.4	Consents and Approvals
Schedule 4.5(a)	Financial Statements
Schedule 4.5(b)	Exceptions to Financial Statements
Schedule 4.6	Certain Changes
Schedule 4.9	Litigation
Schedule 4.11	Taxes
Schedule 4.12	Brokers’ and Finders’ Fees
Schedule 4.13(a)	Intellectual Property
Schedule 4.13(b)	Encumbrances on Intellectual Property
Schedule 4.13(c)	Litigation on Intellectual Property
Schedule 4.13(d)	Intellectual Property Licenses

Schedule 4.14(a)	Employee Benefit Plans
Schedule 4.14(c)	Employee Benefit Plan Litigation
Schedule 4.14(d)	Welfare Benefits
Schedule 4.14(e)	Officer and Director Benefits
Schedule 4.14(h)	ERISA Liabilities
Schedule 4.14(i)	Material Unfunded Liabilities
Schedule 4.15	Environmental Matters
Schedule 4.15(c)	Underground Storage Tanks (Environmental Representations)
Schedule 4.16(a)	Contracts
Schedule 4.16(b)	Contracts
Schedule 4.17	Related-Party Transactions
Schedule 4.18(a)	Parcels
Schedule 4.18(b)	Leased Real Property
Schedule 4.18(c)	Landlord Consents
Schedule 4.20(a)	Insurance
Schedule 4.20(b)	Insurance
Schedule 4.21	Employment and Labor Matters
Schedule 4.22	Bank Accounts

Schedule 4.23(a)	Customers
Schedule 4.23(b)	Suppliers
Schedule 4.24	Transaction Related Expenses
Schedule 5.3	Stockholder Representative Consents and Approvals
Schedule 6.3	Buyer Consents and Approvals
Schedule 6.5	Buyer Litigation
Schedule 7.7(c)(ii)	Annual Bonus Plan
Schedule 7.12(b)	Actions to Protect Material Company Intellectual Property
Schedule 7.14	Release of Collateral

EXHIBITS

Exhibit A	Amended and Restated Certificate of Incorporation
Exhibit B	Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 11, 2011, among Gold Toe Moretz Holdings Corp., a Delaware corporation (the “Company”), Gildan USA Inc., a Delaware corporation (“Buyer”), Midas Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”) and for the purposes of Section 3.1(a)(iv), Article 5 and Sections 8.3(a), 8.3(e), 9.3(c), 9.7, 11.2 and 11.10, only, Blackstone Capital Partners V L.P. (“BCP”) as Stockholder Representative (as defined herein).

WHEREAS, the respective Boards of Directors of each of the Company, Buyer (for itself and as the sole stockholder of Merger Sub) and Merger Sub have determined that this Agreement is advisable and have approved the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Buyer, upon the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to the Merger, the Common Stock will be converted into the right to receive, on the terms and subject to the conditions set forth herein, certain cash consideration in the amounts described herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, Merger Sub has entered into Employment and Non-Competition Agreements, dated as of the date hereof and which shall be effective as of the Effective Time, between Buyer, Merger Sub and Gildan Activewear Inc., on one hand, and the Key Executives, on the other hand;

WHEREAS, concurrently with the execution of this Agreement Buyer has obtained the Consents referred to on Schedule 1(a); and

WHEREAS, the Board of Directors of the Company, in accordance with the DGCL, the certificate of incorporation and the by-laws of the Company (as amended), has approved this Agreement and the transactions contemplated hereby, and has recommended that the Holders adopt this Agreement and approve the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1. Definitions. The terms defined in this Article 1, whenever used herein, shall have the following meanings for all purposes of this Agreement:

“Action” shall mean any action, claim, suit, arbitration, proceeding or investigation by or before any Governmental Authority or arbitration tribunal.

“Acquisition Proposal” shall have the meaning set forth in Section 7.10(b) .

“Adjusted Working Capital” shall mean Current Assets minus Current Liabilities, as adjusted, as shown in Schedule 1.1(b).

“Affiliate” shall mean, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Annual Bonus Plan” shall have the meaning set forth in Section 7.7(c) .

“Antitrust Division” shall have the meaning set forth in Section 7.5(b) .

“Applicable Survival Period” shall have the meaning set forth in Section 9.1(a) .

“Audited Financial Statements” shall have the meaning set forth in Section 4.5.

“BCP” shall have the meaning set forth in the preamble to this Agreement.

“Benefit Plans” shall have the meaning set forth in Section 4.14(a) .

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks are required or authorized to be closed in Montréal, Quebec or New York, New York.

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 9.2(a) .

“Buyer Plans” shall have the meaning set forth in Section 7.7(a) .

“Buyer Material Adverse Effect” shall mean a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.

“Canofil” shall mean Canofil, S.A. de C.V.

“Cap” shall have the meaning set forth in Section 9.4(b) ..

“Certificate” shall have the meaning set forth in Section 3.1(d)(ii) .

“Certificate of Merger” shall have the meaning set forth in Section 2.3(b) .

“Closing” shall have the meaning set forth in Section 2.3(a) .

“Closing Cash” shall mean the cash on the Company’s balance sheet, net of outstanding checks, as of the close of business on the Business Day prior to the Closing Date.

“Closing Date” shall have the meaning set forth in Section 2.3(a) .

“Closing Net Working Capital Adjustment” shall have the meaning set forth in Section 3.3(a) .

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meaning set forth in Section 9.6.

“Common Stock” shall mean the common stock, par value $0.10 per share, of the Company.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company Group” shall mean the Company and the Company Subsidiaries.

“Company Group Employees” shall have the meaning set forth in Section 7.7(d) .

“Company Intellectual Property” means all Intellectual Property rights on a worldwide basis, in each instance owned in whole or in part by the Company or any of the Company Subsidiaries.

“Company Licenses” shall have the meaning set forth in Section 4.13(d) .

“Company Property” shall have the meaning set forth in Section 4.18(b) .

“Company Stock Option” shall mean each option to acquire shares of Common Stock issued under any Company Stock Plan.

“Company Stock Plan” means any stock option plan or other stock or equity-related plan of the Company or any Company Subsidiary.

“Company Subsidiaries” shall mean the Subsidiaries of the Company, each of which is listed in Schedule 4.2(b).

“Compensation Package” shall have the meaning set forth in Section 7.7(a) .

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2(b) .

“Contract” shall mean any written or oral contract, agreement, arrangement, instrument or other commitment legally binding and enforceable on the parties thereto under applicable Law.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Corruption Laws” shall have the meaning set forth in Section 4.8.

“Credit Agreements” shall mean (i) the First Lien Credit Agreement, dated October 30, 2006, between the Company, Bear Stearns Corporate Lending Inc, the Guarantors named therein and the Lenders named therein, as amended as of the date hereof, and (ii) the Second Lien Credit Agreement, dated October 30, 2006, between the Company, Wilmington Trust FSB, the Guarantors named therein and the Lenders named therein, as amended as of the date hereof.

“Current Assets” means all current assets of the Company and the Company Subsidiaries as determined in accordance with GAAP applied on a basis consistent with the Audited Financial Statements, but excluding the Closing Cash and excluding any current and deferred income Taxes.

“Current Liabilities” means all current liabilities of the Company and the Company Subsidiaries as determined in accordance with GAAP applied on a basis consistent with the Audited Financial Statements, but including outstanding checks and excluding Outstanding Debt, accrued management fees payable to Blackstone Management Partners L.L.C. pursuant to the Monitoring Agreement and current and deferred income Taxes.

“Deductible” shall have the meaning set forth in Section 9.4(a) .

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

“Director and/or Officer Indemnified Party” shall have the meaning set forth in Section 7.6(a) .

“Dissenting Shares” shall have the meaning set forth in Section 3.5(b) .

“Effective Time” shall have the meaning set forth in Section 2.2.

“Employee Arrangement” shall have the meaning set forth in Section 7.7(b) .

“Employment and Non-Competition Agreement” shall mean each employment and non-competition agreement between the Company, on one hand, and each Key Executive, on the other hand, entered into as described in the recitals to this Agreement.

“Encumbrance” shall mean any lien, security interest, charge, mortgage, deed of trust, lease, license, covenant, restriction, hypothecation, pledge, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse right or ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“Engagement Letter” shall have the meaning set forth in Section 7.11(a) .

“Environmental Law” shall mean any Law (including common law) relating to (a) the protection of the environment; (b) the exposure of humans to Hazardous Materials; (c) occupational health and safety; or (d) the management, Release or remediation of Hazardous Materials.

“Environmental Permits” shall have the meaning set forth in Section 4.15(a) .

“Equity Consideration” shall mean (1) the Total Enterprise Value, plus (2) Closing Cash, minus (3) Outstanding Debt, the Unfunded Pension Liability and Transaction Related Expenses.

“Equity Consideration Adjustment Consultation Period” shall have the meaning set forth in Section 3.3(g) .

“Equity Consideration Adjustment Review Period” shall have the meaning set forth in Section 3.3(d) .

“ERISA” shall mean the Employee Retirement Income Security Act, of 1974, as amended.

“ERISA Affiliate” shall mean any single-employer entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code.

“ERISA Plan” shall have the meaning set forth in Section 4.14(b)

“Escrow Account” shall mean the escrow account in which the Escrow Agent shall hold the Escrow Funds.

“Escrow Agreement” shall have the meaning set forth in Section 9.7.

“Escrow Agent” shall have the meaning set forth in Section 3.2.

“Escrow Funds” shall have the meaning set forth in Section 3.1(a)(iii) .

“Estimated Closing Cash” shall have the meaning set forth in Section 3.3(b) .

“Excess Amounts” shall have the meaning set forth in Section 7.11.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended.

“FTC” shall mean the United States Federal Trade Commission.

“Final Closing Cash Amount” shall have the meaning set forth in Section 3.3(h) .

“Final Working Capital Amount” shall have the meaning set forth in Section 3.3(h) .

“Financial Statements” shall have the meaning set forth in Section 4.5.

“Fully Diluted Shares” means the number of shares of Common Stock outstanding immediately prior to the Effective Time.

“GAAP” shall mean United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied.

“Governmental Antitrust Authority” shall have the meaning set forth in Section 7.5(b) .

“Governmental Authority” shall mean any federal, territorial, state, provincial, local, county or municipal government, governmental, regulatory or administrative agency, department, court, commission, board, bureau or other authority or instrumentality, domestic or foreign.

“Hazardous Material” means any substance, material or waste that is regulated or governed by any Environmental Law as hazardous, toxic or otherwise posing a risk of harm, including, without limitation: (a) any substance, material or waste that is defined or listed as “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “hazardous substance,” “hazardous material,” “toxic substance,” “solid waste,” “pollutant” or “contaminant” under any applicable Environmental Law, (b) any asbestos or asbestos containing materials, and (c) any petroleum compounds, petroleum products, mold, lead containing materials or polychlorinated biphenyls.

“Holder” shall mean any holder of Common Stock immediately prior to the Effective Time.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Independent Accountant” shall have the meaning set forth in Section 3.3(h) .

“Initial Consideration” shall have the meaning set forth in Section 3.1(a)(ii) .

“Initial Cash Amount” shall have the meaning set forth in Section 3.3(c) .

“Initial Net Working Capital Amount” shall have the meaning set forth in Section 3.3(c) .

“Initial Per Share Consideration” shall have the meaning set forth in Section 3.1(a)(ii) .

“Initial Statement” shall have the meaning set forth in Section 3.3(c) .

“Intellectual Property” shall mean all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any foreign jurisdiction, including, without limitation, (1) all trademarks, certification marks, collective marks, service marks, trade names, brand names, product names, websites, URLs, Internet domain names and other Internet addresses or identifiers, designs, slogans, logos, symbols, trade dress, design marks, assumed names, fictitious names, d/b/a’s, business names, corporate names and any and every other form of trade identity and other indicia of origin, together with all goodwill related to the foregoing and symbolized thereby and all applications (including intent-to-use applications), registrations, and renewals in connection therewith (collectively, “Marks “); (2) all inventions and discoveries (whether or not reduced to practice), all improvements thereto, all patents (including utility and design patents, industrial designs and utility models), registrations, invention disclosures and applications therefor, together with recordings, renewals, continuations, continuations-in-part, divisions, revisions, reexaminations and reissues related to the foregoing (collectively, “Patents “); (3) copyrights and copyrightable works and all copyrights in all published and published works of authorship, including Software, artwork, photographs, advertising and promotional materials and all copyright applications, registrations and renewals in connection therewith (collectively, “Copyrights “); (4) Software, technology, trade secrets and other confidential business and technical information and any other confidential information, including drawings, prototypes, business methods, customer lists, know-how, processes, formulae, discoveries, inventions, methods, designs, technical data, research and development information and other technical information, and any other information meeting the definition of a trade secret under the Uniform Trade Secrets Act or similar laws, in each case that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Patents or Copyrights that may cover or protect any of the foregoing (collectively, “Trade Secrets “); and (5) any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets, and other legal protections and rights related to the foregoing.

“Interest Rate” shall mean an interest rate per annum equal to 3.25% .

“Inversiones” shall mean Inversiones Gaco, S.A. de C.V.

“IRS” means the Internal Revenue Service.

“Key Executives” shall mean the persons listed on Schedule 1.1(c).

“Knowledge of the Company” shall mean the knowledge, after inquiry of the officers with responsibility for the applicable matter, of the persons listed on Schedule 1.1(d).

“Law” shall mean any law (including common law), statute, code, ordinance, rule, regulation, order, writ, judgment, injunction, decree or any other requirement of any Governmental Authority, federal, state, county, municipal, domestic or foreign.

“Lease Consolidation Amount” shall mean $1,975,000.

“Letter of Transmittal” shall have the meaning set forth herein in Section 3.1(d)(ii) .

“Loss” shall have the meaning set forth in Section 9.2(a) .

“Marks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Material Adverse Effect” shall mean any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes or effects, has (i) a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement or (ii) a material adverse effect on the business, assets, liabilities, properties, results of operations or financial condition of the Company Group, taken as a whole; provided, however, that any such effect to the extent attributable to or resulting from (A) any changes in general economic conditions (including but not limited to events affecting the United States or global economy); (B) changes in accounting principles applicable to any member of the Company Group resulting from changes in GAAP after the date of this Agreement; (C) changes in applicable Laws after the date of this Agreement; (D) any changes or effects that affect generally the industries in which the Company operates or the capital, financing, banking or currency markets to the extent they do not disproportionately affect the Company Group as compared to similarly situated companies operating in such industries; (E) any outbreak or escalation of hostilities or war or any act of terrorism; or (F) the announcement or public disclosure of this Agreement, the transactions contemplated hereby and the identity or involvement by Buyer or its Affiliates shall, in each case, not be considered in determining whether there has occurred a “Material Adverse Effect.”

“Material Contract” shall refer to any (i) Contract between any of the Company Group, on one hand, and a third party payor, on the other hand, which calls for payment in excess of $250,000 per annum, (ii) other Contract which calls for the payment by or on behalf of the Company or any of the Company Subsidiaries in excess of $150,000 per annum, or the delivery by the Company or any of the Company Subsidiaries of goods or services with a fair market value in excess of $150,000 per annum, or provides for the Company or any of the Company Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of $150,000 per annum or (iii) any other Contract which is material to the business or operations of the Company or any of the Company Subsidiaries; provided, however, that purchase orders with respect to customers and suppliers in the ordinary course of business shall not constitute “Material Contracts”.

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Sub” shall have the meaning set forth in the preamble to this Agreement.

“Monitoring Agreement” shall have the meaning set forth in Section 7.11.

“Moretz Per Share Consideration” shall have the meaning set forth in Section 3.1(a)(ii) .

“Moretz Shares” shall have the meaning set forth in Section 3.1(a)(ii) .

“Moretz Stockholders” shall have the meaning set forth in Appendix A.

“Non-Moretz Per Share Consideration” shall have the meaning set forth in Section 3.1(a)(iii) .

“Non-Moretz Shares” shall have the meaning set forth in Section 3.1(a)(iii) .

“Non-Moretz Holders” shall mean all Holders other than the Moretz Stockholders.

“Non-U.S. Benefit Plans” shall have the meaning set forth in Section 4.14(a) .

“Notice of Equity Consideration Adjustment Disagreement” shall have the meaning set forth in Section 3.3(f) .

“Outside Date” shall have the meaning set forth in Section 10.1(b) .

“Outstanding Debt” shall mean, with respect to the Company Group, the aggregate principal amount of, premium, if any, accrued interest on and prepayment penalties and any other fees and expenses, if any, with respect to, the indebtedness and obligations for borrowed money outstanding as of immediately prior to the Closing, and any other (i) indebtedness or liability of the Company Group for borrowed money, (ii) obligations of the Company Group evidenced by bonds, debentures, notes or other similar instruments, (iii) obligations of the Company Group with respect to capitalized leases, (iv) amounts owing as deferred purchase price of property (other than inventory purchased in the ordinary course) or services, (v) obligations under any interest rate, currency or other hedging agreement, (vi) commitments to repay deposits or advances by and owing to third parties (but only in excess of the restricted cash related thereto) and (vii) guarantees of or other assurances of payment by the Company Group with respect to any obligations described in subparts (i) through (vi) immediately above of another Person, in each case, outstanding immediately prior to the Closing. For the avoidance of doubt, the parties acknowledge that Outstanding Debt does not include obligations under trade payables, taxes payable (including deferred taxes and reserves for taxes), accrued expenses, professional liability reserves, pension related liabilities or any letters of credit and any obligations of the Company Group thereunder.

“Parcel” shall have the meaning set forth in Section 4.18(a) .

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“Paying Agent” shall have the meaning set forth in Section 3.1(d)(i) .

“Pension Plan” shall mean each Benefit Plan that is subject to ERISA, is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and is intended to be a tax-qualified defined benefit plan under Section 401(a) of the Code.

“Permits” shall have the meaning set forth in Section 4.7.

“Permitted Encumbrances” shall mean:

(i) all Encumbrances identified on Schedule 1.1(e);

(ii) all Encumbrances for Taxes or assessments, to the extent not yet delinquent or, if delinquent, to the extent being contested in good faith by appropriate proceedings;

(iii) all materialmen’s, mechanics’, repairmen’s, employees’, contractors’ or operators’ liens or similar Encumbrances arising in the ordinary course of business;

(iv) liens arising under personal property leases incurred in the ordinary course of business;

(v) all rights reserved to or vested in any Governmental Authority to control or regulate any asset or property in any manner and all Laws applicable to assets or properties, including all zoning and similar Laws (but not violations of any of the foregoing); and

(vi) with respect to any real property or interests in real property, any title defects, easements, encroachments, rights of way, restrictions, covenants, third party rights, options, claims or other similar charges, which, individually or in the aggregate, do not materially detract from, materially diminish the value of, or materially interfere with the use, operation or possession of such real property.

“Person” shall mean any domestic or foreign individual, partnership, company, association, limited liability company, trust, joint venture, estate, corporation, custodian, trustee, executor, administrator, nominee or any other entity.

“Post-Closing Adjustment” shall mean the sum of (i) Final Working Capital Amount minus the Preliminary Closing Date Net Working Capital Amount and (ii) Final Closing Cash Amount minus Estimated Closing Cash.

"Preliminary Closing Date Net Working Capital Amount" shall have the meaning set forth in Section 3.3(a) .

“Preliminary Closing Date Net Working Capital Statement" shall have the meaning set forth in Section 3.3(a) .

“Procesos” shall mean Procesos Auxiliaries, S.A. de C.V.

“Real Property Lease” shall have the meaning set forth in Section 4.18(b) .

“Related-Party Leases” shall have the meaning set forth in Section 7.15.

“Release” when used in connection with Hazardous Materials, shall have the meaning ascribed to that term in 42 U.S.C. 9601(22).

“Representative” shall mean, with respect to any Person, each of such Person’s directors, officers, employees, representatives, attorneys, accountants, advisors and agents.

“Required Consents” shall mean the consents designated as such on Schedule 4.4.

“Restricted Stock” shall have the meaning set forth in Section 3.1(f) .

“Software” shall mean any and all (a) computer programs, including any and all software and firmware implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (d) all documentation, including user manuals and training software, relating to any of the foregoing, in each case developed, used or licensed by the Company or any Company Subsidiary, or necessary for the conduct of the business of the Company or any Company Subsidiary as currently conducted.

“Stockholder Consent” shall mean the consent dated as of the date of this Agreement signed by the Holders of at least 95% of the outstanding shares of Common Stock in which each such Person consents to the adoption of this Agreement, the consummation of the transactions contemplated by this Agreement, waives any dissenters rights under Section 262 of the DGCL and appoints the Stockholder Representative to act on their behalf pursuant to Section 11.2.

“Stockholder Indemnified Parties” shall have the meaning set forth in Section 9.2(b) .

“Stockholder Representative” shall have the meaning set forth in Section 11.2(a) .

“Stockholders Agreements” shall have the meaning set forth in Section 7.11(c) .

“Straddle Period” shall have the meaning set forth in Section 9.5(a) .

“Subsidiary” of any Person shall mean (i) any corporation no less than 50% of whose stock of any class or classes having by the terms thereof ordinary or contingent voting power to elect directors or managers of such corporation is owned by such Person directly or indirectly through Subsidiaries of such Person, and (ii) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through any Subsidiaries has no less than a 50% equity or voting interest or is a general or managing partner.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Target Working Capital” shall mean $60,500,000.

“Tax” shall mean any tax, charges, fees, levies, imposts, duties or other assessments of a similar nature, imposed or required to be withheld by any Tax Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim” shall have the meaning set forth in Section 9.5(c) .

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, relating to any Tax.

“Third Party Claim” shall have the meaning set forth in Section 9.3(b) .

“Total Enterprise Value” shall mean $366,000,000.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Related Expenses” shall mean the aggregate amount of (i) all fees and expenses payable to Blackstone Management Partners L.L.C., Blackstone Advisory Partners L.P., and any other banker, counsel, accountant, advisor, consultant, agent or representative retained by or on behalf of the Company or any Company Subsidiary, in each case, relating to the sale of the Company Group, including the preparation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated herein and (ii) any accrued and unpaid management fees or any other fees or expenses payable to BCP (or its Affiliates).

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.5.

“Unfunded Pension Liability” shall mean $19,200,000.

“WARN” shall mean the Workers Adjustment and Retraining Notification Act, 29 U.S.C. Sec. 2101 et seq., as amended, and any other similar state, local or government regulation or ordinance.

Section 1.2. Interpretation and Rules of Construction. In this Agreement, except to the extent that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated;

(b) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(c) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(e) any reference in this Agreement to $ shall mean U.S. dollars.

ARTICLE 2

THE MERGER

Section 2.1. Surviving Corporation. At the Effective Time and in accordance with the provisions of this Agreement and the DGCL, Merger Sub shall be merged with and into the Company and shall cease to exist, and the Company shall be the surviving corporation in the Merger (hereinafter sometimes called the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to all rights, privileges, powers, franchises, assets, liabilities and obligations of the Company and Merger Sub in accordance with the provisions of the DGCL. The name of the Surviving Corporation shall be Gold Toe Moretz Holdings Corp. at and after the Effective Time.

Section 2.2. Effective Time. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or at such later time as shall be agreed upon by the Company and Buyer and as shall be set forth in such certificate) in accordance with the DGCL, which Certificate of Merger shall be so filed at the time of the Closing. The date and time when the Merger becomes effective are herein referred to as the “Effective Time.”

Section 2.3. Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall, subject to the satisfaction or waiver of the conditions set forth in Article 8, be held at the offices of Simpson Thacher & Bartlett LLP in New York, New York, commencing at 9:00 a.m. local time (or such other place and time as the parties shall mutually agree), on the third Business Day after the conditions precedent set forth in Article 8 (other than conditions to be satisfied at Closing) are satisfied or waived or at such other time as the parties may mutually agree; provided, however, that in the absence of the written agreement of the parties hereto to the contrary, the Closing Date shall not be extended beyond the Outside Date. The date on which the Closing is to occur is hereinafter referred to as the “Closing Date.”

(b) At the Closing, the Company shall execute a certificate of merger (the “Certificate of Merger”) and cause the Certificate of Merger to be delivered for filing and recordation with the Secretary of State of the State of Delaware in accordance with the DGCL.

Section 2.4. Certificate of Incorporation and By-Laws. At the Effective Time, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and by-laws of Merger Sub, and as so amended shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 2.5. Officers and Directors. The officers and directors listed on Schedule 2.5 shall be the initial officers and directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE 3

STATUS AND CONVERSION OF SECURITIES

Section 3.1. Status and Conversion of Securities. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i) All issued shares of Common Stock held by the Company as treasury shares shall be automatically cancelled and no consideration shall be issued or paid in respect thereof.

(ii) Each share of Common Stock outstanding and held by the Moretz Stockholders (the “Moretz Shares”) immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to (x) the Equity Consideration minus the Escrow Funds (the “Initial Consideration”), divided by the number of Fully Diluted Shares of Common Stock outstanding immediately prior to the Effective Time (the “Initial Per Share Consideration”) plus (y) the Lease Consolidation Amount divided by the number of Moretz Shares, payable at Closing (the “Moretz Per Share Consideration”) and a pro-rata portion of any Escrow Funds distributed to the Holders in accordance with the Escrow Agreement.

(iii) Each share of Common Stock outstanding and held by the Non-Moretz Holders (the “Non-Moretz Shares”) immediately prior to the Effective Time (other than Dissenting Shares) shall be automatically converted into the right to receive an amount in cash equal to (x) the Initial Per Share Consideration minus (y) the Lease Consolidation Amount divided by the number of Non-Moretz Shares, payable at Closing (the “Non-Moretz Per Share Consideration”) and a pro-rata portion of any Escrow Funds distributed to the Holders in accordance with the Escrow Agreement.

(iv) Buyer shall pay or deliver (or cause the Surviving Corporation to pay or deliver) the Equity Consideration at Closing as follows: (a) the Moretz Per Share Consideration by wire transfer of immediately available funds on behalf of each of the Moretz Shareholders (other than in respect of any shares of Common Stock cancelled or converted pursuant to Section 3.1(a)(i)) set forth on Schedule 3.1(a) to an account (or accounts) specified at least two (2) Business Days prior to the Closing by the Stockholder Representative with respect to any of the Moretz Shareholders who has completed a Letter of Transmittal at least two (2) Business Days prior to the Closing and with respect to all other Moretz Shareholders, to the Paying Agent as specified in Section 3.1(d); (b) the Non-Moretz Per Share Consideration by wire transfer of immediately available funds on behalf of each of the Non-Moretz Shareholders (other than in respect of Dissenting Shares or any shares of Common Stock cancelled or converted pursuant to Section 3.1(a)(i)) set forth on Schedule 3.1(a) to an account (or accounts) specified at least two (2) Business Days prior to the Closing by Stockholder Representative with respect to any of the Non-Moretz Shareholders who has completed a Letter of Transmittal at least two (2) Business Days prior to the Closing and with respect to all other Non-Moretz Shareholders, to the Paying Agent as specified in Section 3.1(d); and (c) $8,500,000 (the “Escrow Funds”) by wire transfer of immediately available funds to the Escrow Agent, to be held pursuant to the terms of the Escrow Agreement.

(v) Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(vi) All rights in respect of all shares of Common Stock shall cease to exist, other than the right to receive the consideration as described in Section 3.1(a)(ii) and Section 3.1(a)(iii) payable, in each case, at the times provided for therein.

(b) Subject to the Company’s full compliance with Section 7.14, (i) immediately prior to the Closing, Merger Sub shall repay, or cause to be repaid, on behalf of the Company and the Company Subsidiaries, all of the Outstanding Debt which is listed on the first part of Schedule 3.1 (b), by wire transfer of immediately available funds as directed by the holders of such Outstanding Debt and (ii) simultaneously with the Closing, Buyer shall cause each outstanding letter of credit set forth on Schedule 3.1(b) to be replaced with new letters of credit issued by financial institutions acceptable to the beneficiaries of such existing letters of credit.

(c) Simultaneously with the Closing, Buyer shall pay, or cause to be paid, on behalf of the Company, the Transaction Related Expenses by wire transfer of immediately available funds as directed by the Company.

(d) (i) At or prior to the Effective Time, Buyer shall deposit (or cause to be deposited) with JPMorgan Chase Bank, N.A., acting in this capacity as paying agent (the “Paying Agent”) sufficient funds to make all payments pursuant to Section 3.1(a)(ii) and Section 3.1(a)(iii) (other than funds used to make payment on the Closing Date as directed by any Holder who has completed a Letter of Transmittal at least two (2) Business Days prior to the Closing as provided in clause (a)(iv) above). Such funds may be invested by the Paying Agent as directed by Buyer or, after the Effective Time, the Surviving Corporation; provided that no such investment or losses thereon shall affect the consideration payable to the Holders and following any losses Buyer shall promptly provide additional funds to the Paying Agent for the benefit of the Holders in the amount of any such losses. Any interest or income produced by such investments will be payable to the Surviving Corporation. Any portion of the funds deposited by Buyer (or caused to be deposited by Buyer) that remains unclaimed by the Holders six (6) months after the Effective Time will be returned to the Surviving Corporation upon demand. Any such Moretz Shareholders who have not exchanged their shares of Common Stock for the Moretz Per Share Consideration or any such Non-Moretz Shareholders who have not exchanged their shares of Common Stock for the Non-Moretz Per Share Consideration prior to that time will thereafter look only to the Surviving Corporation for payment of such funds.

(ii) At a reasonable time prior to the Closing Date, the Company and Buyer shall deliver or mail to each holder of record, as of the time of mailing, of a share of Common Stock (a) a letter of transmittal in a form reasonably satisfactory to the Company and Buyer (a “Letter of Transmittal”) and (b) instructions for use in effecting the payment for Common Stock as provided herein. The Letter of Transmittal shall (x) contain customary representations and warranties as to title, (y) confirm the appointment of the Stockholder Representative to act on each Holder’s behalf pursuant to Section 11.2 and (z) specify that delivery shall be effected, and risk of loss and title to the certificates representing any common stock (each, a “Certificate” and, collectively, the “Certificates”) with respect to the shares of Common Stock shall pass, only upon proper delivery of the Certificates to the Company. Upon surrender to the Surviving Corporation of a Letter of Transmittal duly executed and completed in accordance with the instructions thereto and any other required documents, the Moretz Shareholders shall be entitled to receive for each of the shares represented by such Certificate the Moretz Per Share Consideration and the Non-Moretz Shareholders shall be entitled to receive for each of the shares represented by such Certificate the Non-Moretz Per Share Consideration.

(e) As of the Effective Time, pursuant to this Agreement and without any action on the part of any holder thereof, each Company Stock Option outstanding immediately prior to the Closing, whether or not then vested, shall be cancelled and no consideration shall be issued or paid in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to effect the foregoing.

(f) Each share of Common Stock granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (collectively, “Restricted Stock”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and, at the Effective Time, such Restricted Stock shall be treated in the same manner as all other shares of Common Stock under Section 3.1(a)(iii) of this Agreement.

Section 3.2. Escrow. At the Effective Time, Buyer shall deliver to JPMorgan Chase Bank, N.A., acting in this capacity as escrow agent (the “Escrow Agent”) a portion of the Equity Consideration equal to the Escrow Funds in accordance with the provisions of Section 3.1(a)(iv), which Escrow Funds shall be held by the Escrow Agent pursuant to the provisions of the Escrow Agreement and used for purposes of any payments payable to Buyer or the Holders pursuant to Article 9.

Section 3.3. Adjustment to Equity Consideration.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall provide to Buyer a statement (the "Preliminary Closing Date Net Working Capital Statement") setting forth the Company’s good faith estimate of the Adjusted Working Capital, along with a reasonably detailed explanation of the calculation thereof, as of the close of business on the Closing Date, on a consolidated basis (the "Preliminary Closing Date Net Working Capital Amount"). If the Preliminary Closing Date Net Working Capital Amount is greater than the Target Working Capital, the Equity Consideration will be increased dollar-for-dollar by the amount of such excess, and if the Preliminary Closing Date Net Working Capital Amount is less than the Target Working Capital, the Equity Consideration will be decreased dollar-for-dollar by the amount of such shortfall (the "Closing Net Working Capital Adjustment”).

(b) No later than the close of business on the second Business Day prior to the Closing Date, the Company shall provide to Buyer a statement setting forth the Company’s good faith estimate of the Closing Cash, along with a reasonably detailed explanation of the calculation thereof on a consolidated basis (the “Estimated Closing Cash”).

(c) Within 60 days following the Closing Date, Buyer shall prepare and deliver to the Stockholder Representative a statement (the “Initial Statement”) calculating and setting forth (A)(i) the Adjusted Working Capital as of the close of business on the Business Day immediately preceding the Closing Date and (ii) the difference between such amount and the Preliminary Closing Date Net Working Capital Amount (such difference set forth on the Initial Statement, which may be a positive or negative number, the “Initial Net Working Capital Amount”), and (B)(i) the Closing Cash and (ii) the difference between such amount and the Estimated Closing Cash (such difference set forth on the Initial Statement, which may be a positive or negative number, the “Initial Cash Amount”), which statement shall include a worksheet setting forth in reasonable detail how each such amount was calculated. The Initial Statement shall be prepared in accordance with GAAP applied on a basis consistent with the Audited Financial Statements.

(d) During the 30 days immediately following the Stockholder Representative’s receipt of the Initial Statement (the “Equity Consideration Adjustment Review Period”), the Stockholder Representative and its representatives shall be permitted to review Buyer’s working papers and working papers of Buyer’s independent accountants, if any, relating to the preparation of the Initial Statement and the calculation of the Initial Net Working Capital Amount and the Initial Cash Amount and Buyer shall make reasonably available to the Stockholder Representative the individuals responsible for and knowledgeable about the information used in, and the preparation or calculation of, the Initial Statement, the Initial Net Working Capital Amount and the Initial Cash Amount; provided, however, that the independent accountants of Buyer shall not be obligated to make any working papers available to the Stockholder Representative unless and until the Stockholder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(e) The Stockholder Representative shall, prior to the Closing, and Buyer shall, following the Closing through the date that (i) the Final Working Capital Amount becomes such in accordance with the penultimate sentence of Section 3.3(h) and (ii) the Final Closing Cash Amount becomes such in accordance with the last sentence of Section 3.3(h), take all actions reasonably necessary to maintain and preserve all accounting books and records, policies and procedures on which the Initial Statement is based so as not to impede or delay the determination of the Initial Net Working Capital Amount or the Final Working Capital Amount and the Initial Cash Amount or the Final Closing Cash Amount, respectively, or the preparation of the Notice of Equity Consideration Adjustment Disagreement in the manner and utilizing the methods permitted by this Agreement.

(f) The Stockholder Representative shall notify Buyer in writing (the “Notice of Equity Consideration Adjustment Disagreement”) prior to the expiration of the Equity Consideration Adjustment Review Period if the Stockholder Representative disagrees with the Initial Statement, the Initial Net Working Capital Amount or the Initial Cash Amount. The Notice of Equity Consideration Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s determination of the amount of the Initial Net Working Capital Amount or Initial Cash Amount, respectively, with reasonably detailed supporting documentation. If no Notice of Equity Consideration Adjustment Disagreement is received by Buyer on or prior to the expiration date of the Equity Consideration Adjustment Review Period, then the Initial Net Working Capital Amount and Initial Cash Amount, respectively, set forth in the Initial Statement shall each be deemed to have been accepted by the Stockholder Representative and shall each become final and binding upon the Stockholder Representative and Buyer in accordance with the last sentence of Section 3.3(h) ..

(g) During the 30 days immediately following the delivery of a Notice of Equity Consideration Adjustment Disagreement (the “Equity Consideration Adjustment Consultation Period”), the Stockholder Representative and Buyer shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Equity Consideration Adjustment Disagreement.

(h) If, at the end of the Equity Consideration Adjustment Consultation Period, the Stockholder Representative and Buyer have been unable to resolve all disagreements that they may have with respect to the matters specified in the Notice of Equity Consideration Adjustment Disagreement, then the Stockholder Representative and Buyer shall submit all matters that remain in dispute with respect to the Notice of Equity Consideration Adjustment Disagreement (along with a copy of the Initial Statement marked to indicate those line items that are in dispute) to PricewaterhouseCoopers LLP (the “Independent Accountant”). In the event that the Independent Accountant refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representative and Buyer shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Buyer, in which event “Independent Accountant” shall mean such firm. Within 30 days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the Stockholder Representative and Buyer, in accordance with GAAP applied on a basis consistent with the Audited Financial Statements and this Section 3.3(h), of the appropriate amount of each of the line items in the Initial Statement as to which the Stockholder Representative and Buyer disagree as specified in the Notice of Equity Consideration Adjustment Disagreement. With respect to each disputed line item, such determination, if not in accordance with the position of either the Stockholder Representative or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Equity Consideration Adjustment Disagreement or Buyer in the Initial Statement with respect to such disputed line item. The Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Notice of Equity Consideration Adjustment Disagreement that remain in dispute. The determination of the Adjusted Working Capital as of the close of business on the Business Day immediately preceding the Closing Date that is final and binding on the Stockholder Representative and Buyer, as determined either through agreement of the Stockholder Representative and Buyer or pursuant to Section 3.3(f) or (h), is referred to herein as the “Final Working Capital Amount”. The determination of Closing Cash that is final and binding on the Stockholder Representative and Buyer, as determined either through agreement of the Stockholder Representative and Buyer or pursuant to Section 3.3(f) or (h), is referred to herein as the “Final Closing Cash Amount”.

(i) The cost of the Independent Accountant’s review and determination shall be borne by the party who is not the prevailing party in the dispute. For example, if the Stockholder Representative challenges items underlying the calculation of the Final Working Capital Amount in the net amount of $100,000, but the Independent Accountant determined the Stockholder Representative has a valid claim for $50,001 or more of the $100,000, the Stockholder Representative shall bear none of the fees and expenses of the Independent Accountant and Buyer shall bear 100% of such fees and expenses; but if the Independent Accountant determined that the Stockholder Representative has a valid claim for $49,999 or less of the $100,000, the Stockholder Representative shall bear 100% of the fees and expenses of the Independent Accountant and Buyer shall bear none of such fees and expenses. During the review by the Independent Accountant, Buyer and the Stockholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 3.3(h); provided, however, that the independent accountants of the Stockholder Representative or Buyer shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(j) If the Post-Closing Adjustment is a positive amount, then Buyer shall pay in cash to the Stockholder Representative and the Paying Agent on behalf of the Holders the amount of the Post-Closing Adjustment (which amount shall be distributed to the Holders pro-rata). If the Post-Closing Adjustment is a negative amount, then the Escrow Agent shall pay in cash to Buyer the amount equal to the absolute value of the Post-Closing Adjustment. Any such payment shall be made by wire transfer of immediately available funds to an account designated by the Stockholder Representative and the Paying Agent or Buyer (as applicable) within five (5) Business Days after the Final Working Capital Amount and Final Closing Cash Amount each have become such, together with interest thereon, from the Closing Date through the date on which the Post-Closing Adjustment is paid, at the Interest Rate calculated on a 365-day basis for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest is payable.

Section 3.4. Closing of the Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Stock shall thereafter be made.

Section 3.5. Stockholder Consent.

(a) As of the date of this Agreement, the Stockholder Consent has been executed and delivered, and a copy thereof has been delivered to the Company and Buyer.

(b) Notwithstanding anything to the contrary contained in this Agreement, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by the Holders who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”, respectively) shall not be cancelled and converted pursuant to and in accordance with Section 3.1 hereof, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder's rights under Section 262 of the DGCL, such stockholder's Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been cancelled and converted, at the Effective Time, in accordance with the terms of Section 3.1. The Company shall give prompt notice to Buyer of any demands received by the Company for appraisals of shares, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands.

Section 3.6. Withholding Rights. Buyer, the Surviving Corporation or the Paying Agent shall withhold or deduct from amounts otherwise payable pursuant to this Agreement such amounts as Buyer, the Surviving Corporation and the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law, and shall duly pay such amounts to the proper Governmental Authority. Such withheld and deducted amounts will be treated for all purposes of this Agreement as having been paid to the recipients in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation and the Paying Agent.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub as follows:

Section 4.1. Organization, Etc. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing (where such status is recognized) under the Laws of the jurisdiction of its organization, as listed on Schedule 4.1(a), with all corporate or limited liability company or other comparable power and authority necessary to own, lease or operate the properties and assets owned, leased or operated by it and to carry on its business as currently conducted. Each of the Company and the Company Subsidiaries is qualified or licensed to do business as a foreign entity in each jurisdiction listed on Schedule 4.1(b), which constitute all jurisdictions (in addition to the their respective jurisdiction of organization) in which ownership of their respective property or assets or the conduct of their respective business requires such qualification or license, except where the failure to be so qualified or licensed has not had and is not reasonably likely to have a Material Adverse Effect. True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of the Company and the Company Subsidiaries, as in effect as of the date hereof, have been heretofore made available to Buyer.

Section 4.2. Capitalization of the Company and the Company Subsidiaries.

(a) Schedule 4.2(a) sets forth the authorized and the issued and outstanding capital stock of the Company, and the owners thereof. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and, except as set forth on Schedule 4.2(a), free of preemptive rights, and held of record by the Persons indicated on Schedule 4.2(a), free and clear of any Encumbrances other than as specified on Schedule 4.2(a). Except as set forth on Schedule 4.2(a), there are no outstanding (i) securities convertible into or exchangeable for the capital stock of the Company, (ii) options, warrants, calls or other rights to purchase or subscribe for capital stock of the Company or (iii) Contracts of any kind to which any of the Company and the Company Subsidiaries is subject or bound requiring the issuance after the date hereof of (x) any capital stock of the Company, (y) any convertible or exchangeable security of the type referred to in clause (i) or (z) any options, warrants, calls or rights of the type referred to in clause (ii). Except as set forth on Schedule 4.2(a), there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Except as set forth on Schedule 4.2(a), there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of the Company or restrictions on the transfer of the capital stock of the Company. The Company has no obligation to purchase, redeem or otherwise acquire any capital stock of the Company or any Company Subsidiary or any interests therein.

(b) Schedule 4.2(b) sets forth a complete list of the Company Subsidiaries and the authorized and the issued and outstanding capital stock or other ownership interests, as the case may be, of each of the Company Subsidiaries and the owners thereof. All issued and outstanding shares of capital stock or other ownership interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and, except as set forth on Schedule 4.2(b), free of preemptive rights and held of record and owned beneficially by the Persons indicated on Schedule 4.2(b), free and clear of any Encumbrances other than as specified on Schedule 4.2(b). Except as set forth on Schedule 4.2(b), there are no outstanding (i) securities convertible into or exchangeable for the capital stock or other ownership interests of any of the Company Subsidiaries, (ii) options, warrants, calls or other rights to purchase or subscribe for capital stock or other ownership interests of any of the Company Subsidiaries or (iii) Contracts of any kind by which any of the Company and the Company Subsidiaries is subject or bound requiring the issuance after the date hereof of (x) any capital stock or any other ownership interests of any of the Company Subsidiaries, (y) any convertible or exchangeable security of the type referred to in clause (i) or (z) any options, warrants, calls or rights of the type referred to in clause (ii). There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of any Company Subsidiary or restrictions on the transfer of the capital stock of any Company Subsidiary. No Company Subsidiary has any obligation to purchase, redeem or otherwise acquire any capital stock of the Company or any Company Subsidiary or any interests therein.

(c) Other than as set forth on Schedule 4.2(b) and Schedule 4.2(c), the Company does not own, directly or indirectly, any shares of capital stock of, or other equity, ownership, proprietary or voting interest in, any Person.

Section 4.3. Authority Relative to this Agreement, Etc. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of the Company other than the adoption of this Agreement by the requisite consent of the stockholders of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement and the Escrow Agreement have been duly authorized, executed and delivered by Buyer, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its respective terms, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.

Section 4.4. Consents and Approvals; No Violations. Except for the Required Consents or as otherwise set forth on Schedule 4.4, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or violate any provision of the certificate of incorporation or by-laws (or other comparable governing documents) of the Company or any of the Company Subsidiaries, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to, any Governmental Authority except for (i) compliance with all applicable antitrust Laws and (ii) such consents and waivers, approvals, licenses, authorizations, permits, filings or notifications which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration of any obligation to repay) under, or require any consent, under any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their properties or assets may be bound or (d) violate any Law applicable to the Company or any of the Company Subsidiaries or by which any of their respective properties or assets are bound.

Section 4.5. Financial Statements. Attached hereto in Schedule 4.5 are true and complete copies of (a) the audited consolidated balance sheets and statements of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries as at December 31, 2010 and for the fiscal years ended December 31, 2009 and December 31, 2010 and the notes thereto, accompanied by the reports thereon of the Company’s independent auditors for the periods then ended (the “Audited Financial Statements”), and (b) the unaudited consolidated balance sheet and statements of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries as at and for the monthly periods ended January 31, 2011 and February 28, 2011 (the “Unaudited Financial Statements,” and, collectively with the Audited Financial Statements, the “Financial Statements”). Except as disclosed in Schedule 4.5(b), the Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and the Company Subsidiaries (except as may be indicated in the notes thereto), as the case may be, (ii) fairly present the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (none of which exceptions are material) and the absence of footnotes, and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated.

Section 4.6. Absence of Certain Changes. Since December 31, 2010, except to the extent contemplated by or in connection with this Agreement, none of the Company or the Company Subsidiaries has (i) suffered any event, circumstance, development, change or effect in its or their respective businesses, results of operations or financial position which events, circumstances, developments, changes or effects have had, or are reasonably likely to have, a Material Adverse Effect or (ii) conducted its or their respective businesses in a manner not in the ordinary and usual course consistent with past practice or in a manner which has had, or is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing, since December 31, 2010, except as set forth on Schedule 4.6 or except as, after the date of this Agreement, consented to by Buyer or permitted by Section 7.1, none of the Company and the Company Subsidiaries has:

(a) transferred, issued, sold or disposed of any shares of its capital stock or other equity interests (other than issuances in connection with the exercise of outstanding options) or granted options, warrants, calls or other rights to purchase or otherwise acquire shares of its the capital stock or other equity interests;

(b) declared, set aside or paid any dividend or made any other distribution in respect to its capital stock (excluding distributions by the Company Subsidiaries to the Company) or repurchased, redeemed or otherwise acquired any outstanding shares of its capital stock or other of its securities or other ownership interests;

(c) sold, exchanged or otherwise disposed of any property or assets or entered into any lease or sublease of real property in any one transaction or series of transactions for which the aggregate consideration or aggregate rent paid or expected to be paid or payable over the term of such lease or other agreement in any individual transaction or series of transactions was in excess of $150,000;

(d) entered into, amended or terminated, or agreed to enter into, amend or terminate, any Material Contract;

(e) merged or consolidated with or agreed to merge or consolidate with, nor purchased or agreed to purchase any assets or capital stock of, nor otherwise acquired, any corporation, partnership, limited liability company or other business organization or division thereof;

(f) made any capital expenditure (or series of related capital expenditures) involving more than $100,000 or outside the ordinary course of business;

(g) effected any increase in the wages, salaries, compensation, pension or other benefits payable to its executive employees or effected any increase in the wages, salaries, compensation, pension or other benefits payable by it to its employees other than (x) increases and adjustments in the ordinary course of business consistent with past practice or (y) to the extent required by Law or under any written agreement, arrangement, plan, program or policy;

(h) established any new agreements, or increased obligations to employees generally under any existing agreement, paid pensions, retirement allowance or other employee benefits for its employees generally other than in the ordinary course of business consistent with past practice or entered into or amended any employment, severance, termination or similar agreement, other than in the ordinary course of business consistent with past practice;

(i) made any revaluation of its assets or change in accounting methods, principles or practices;

(j) suffered any material loss, damage, destruction or other casualty (whether or not covered by insurance) to any of their assets;

(k) entered into an agreement with an Affiliate;

(l) granted any license or sublicense of any rights under or with respect to any Company Intellectual Property except in the ordinary course of business;

(m) instituted or settled any Action resulting in a loss of revenue in excess of $150,000 in the aggregate;

(n) written off a note or account receivable, except for write-offs in the ordinary course of business consistent with past practice;

(o) incurred any indebtedness for borrowed money or guaranteed any such indebtedness of another Person, issued or sold any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guaranteed any debt securities of another Person, or entered into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice; or

(p) agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 4.6.

Section 4.7. Compliance with Law. Each of the Company and the Company Subsidiaries is and has been in compliance in all material respects with all Laws applicable to the Company and the Company Subsidiaries, respectively (including, without limitation, any consumer protection, customs, export control and foreign trade laws ). Each of the Company and the Company Subsidiaries has all material governmental permits, licenses and authorizations necessary for the conduct of its respective business as presently conducted (“Permits”) and is and has been in material compliance with the terms of such Permits. Neither the Company nor any Company Subsidiary is subject to any consent decree from any Governmental Authority. The Company makes no representation or warranty in this Section 4.7 with respect to corruption laws (including the FCPA), Tax matters, employee benefit matters or Environmental Laws, which matters are exclusively addressed in Sections 4.8, 4.11, 4.14 and 4.15, respectively.

Section 4.8. Corruption Laws. Neither the Company nor the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or the Company Subsidiaries, (i) has violated or is in violation of any provision of the FCPA, any law, rule or regulation promulgated to implement the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, or any other law, rule or regulation of similar purpose (collectively, the “Corruption Laws”) or (ii) has taken or is currently taking corrupt actions in furtherance of an offer, payment, promise to pay or authorization of payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses, to (A) any executive, official, employee or agent of a governmental department, agency or instrumentality, (B) a director, officer, employee or agent of a wholly or partially government-owned or -controlled company or business, (C) a political party or official thereof, or candidate for political office, (D) an executive, official, employee or agent of a public international organization (e.g., the International Monetary Fund or the World Bank) or (E) a third party, in each case in this clause (ii) in order to obtain, retain or direct business and while knowing or having a reasonable belief that all or some portion will be used for the purpose of (x) influencing any act, decision or failure to act by anyone described in clauses (ii)(A)-(D) in his or her official capacity, (y) inducing anyone described in clauses (ii)(A)-(D) to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity, or (z) securing an improper advantage.

Section 4.9. Litigation. Except as set forth on Schedule 4.9, there is no Action pending, or to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries that would reasonably be expected to (i) result in a liability or loss to the Company of more than $100,000 or (ii) materially adversely affect the ability of the Company to perform its obligations under this Agreement. Except as set forth on Schedule 4.9, there are no outstanding writs, judgments, decrees, injunctions or similar orders of any Governmental Authority by which the Company, the Company Subsidiaries or any of their respective assets or properties, are bound that would reasonably be expected to (i) result in a liability or loss to the Company of more than $100,000, (ii) prevent the Company and the Company Subsidiaries from conducting their business as currently conducted in all material respects or (iii) materially adversely affect the ability of the Company to perform its obligations under this Agreement.

Section 4.10. No Undisclosed Liabilities. Except as set forth in the Financial Statements, neither the Company nor any of the Company Subsidiaries has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) which is of a nature required by GAAP to be reflected in a balance sheet or the notes thereto and which is not accrued or reserved against in the balance sheet included in the Unaudited Financial Statements, other than liabilities or obligations (i) otherwise specifically disclosed in this Agreement or in the Schedules hereto, (ii) incurred since December 31, 2010 in the ordinary course of the Company Group’s business or (iii) that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.11. Taxes. Except as set forth on Schedule 4.11:

(a) (i) all income and other material Tax Returns required to be filed by or on behalf of the Company and each of the Company Subsidiaries have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true and complete in all material respects, (ii) all material Taxes required to be paid by the Company or any Company Subsidiary have been paid or adequate reserves have been established on the applicable Financial Statements, (iii) all deficiencies asserted or assessments made in writing, as a result of any examinations by any Tax Authority of Tax Returns of or covering the Company or the Company Subsidiaries have been fully paid or are being contested in good faith and adequate reserves have been established on the applicable Financial Statements in connection therewith, and to the Knowledge of the Company no other audits or investigations by any Tax Authority relating to any Tax Returns of or covering the Company or the Company Subsidiaries are in progress, (iv) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or any of the Company Subsidiaries which are currently in effect, (v) neither the Company nor any of the Company Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7172 or the Code (or any similar provision of state, local or foreign Tax law), to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing, (vi) no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to the Company or any of the Company Subsidiaries, (vii) during the last two years, neither the Company nor any Company Subsidiary has been a party to a transaction intended to qualify under Section 355 of the Code as Tax-free with respect to the Company or the applicable Company Subsidiary; (viii) each Company Subsidiary not organized as a corporation is treated as a disregarded entity or a partnership for federal income tax purposes; (ix) neither the Company nor any of the Company Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulation 1.6011 -4; and (x) each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(b) No claim has been made in writing by a Tax Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction. There are no liens for Taxes upon the assets of the Company or any of the Company Subsidiaries, except for liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the applicable Financial Statements; and

(c) None of the Company or any Company Subsidiary is a party to any agreement providing for the allocation or sharing of Taxes with a party other than the Company or a Company Subsidiary. Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a group the common parent of which was the Company), or (ii) has any liability for Taxes of any person under Treasury Regulation §1.1502 -6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

Section 4.12. Brokers’ and Finders’ Fees. Except as set forth on Schedule 4.12, the Company has not employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 4.13. Intellectual Property.

(a) Schedule 4.13(a) sets forth a complete and accurate list of (i) all registrations and applications for Company Intellectual Property, indicating for each item the registration or application number and the applicable filing jurisdiction and (ii) all material unregistered Marks owned in whole or in part by the Company or any of the Company Subsidiaries. All such registrations and applications for Company Intellectual Property are (A) unexpired and subsisting, (B) to the Knowledge of the Company, valid and enforceable and (C) not subject to any outstanding order, proceeding, determination, judgment, decree or agreement issued by or with any Governmental Authority and adversely affecting the Company’s or any Company Subsidiary’s use of, or its rights, to such Intellectual Property, and neither the Company nor any company Subsidiary has received any written notice of any of the foregoing. Except as may be set forth on Schedule 4.13(a), the Company and the Company Subsidiaries have taken commercially reasonable actions to avoid the abandonment, impairment or forfeiture of any of the material Company Intellectual Property.

(b) Except as set forth on Schedule 4.13(b), the Company or a Company Subsidiary owns exclusively all right, title and interest (beneficially and of record where applicable) to the Company Intellectual Property free and clear of all Encumbrances (except Permitted Encumbrances), exclusive licenses and non-exclusive licenses not granted in the ordinary course of business.

(c) Except as set forth on Schedule 4.13(c), to the Knowledge of the Company, none of the products or services distributed, sold or offered by the Company or any of the Company Subsidiaries, nor any materials or other Intellectual Property used by the Company or any of the Company Subsidiaries, nor the conduct of the business by the Company or any of the Company Subsidiaries, has or currently materially infringes, misappropriates or violates any materials or other Intellectual Property right of any third party. Except as set forth on Schedule 4.13(c), (i) neither the Company or any of the Company Subsidiaries, nor, to the Knowledge of the Company, any of the Company’s or the Company Subsidiaries’ respective licensees, is a party to any pending, outstanding, or, to the Knowledge of the Company, threatened or imminent Action (including any written invitation to license any Patent), or has received any written notice or claim, alleging that the conduct of the business (including the sale of products and offering of services) or the Company or Company Subsidiaries’ use of the Company Intellectual Property materially violates the intellectual property rights of any third party, and to the Knowledge of the Company, there is no valid basis for the same, (ii) there is no Action against the Company or any Company Subsidiary pending or outstanding or, to the Knowledge of the Company, threatened or imminent that seeks to challenge or limit the Company’s or Company Subsidiaries’ ownership of, or right to use or enforce any of the Company Intellectual Property; (iii) to the Knowledge of the Company, none of the Company Intellectual Property is being infringed, impaired, misappropriated or otherwise violated by any third party; (iv) neither the Company nor any of the Company Subsidiaries has issued any notice or claim asserting that any such infringement, misappropriation or violation is occurring or has occurred; (v) and there are no pending, outstanding, or, to the Knowledge of the Company, threatened or imminent Actions asserting the same.

(d) Schedule 4.13(d) sets forth a complete and accurate list of all written agreements under which the Company or any Company Subsidiary (i) is a licensor or licensee with respect to any material Intellectual Property or (ii) has otherwise granted or received a license, covenant, release, immunity, assignment or other right with respect to any material Intellectual Property, including any settlement or coexistence agreement with respect to such Intellectual Property (collectively the “Company Licenses”), other than “off-the-shelf” agreements for commercially available software involving aggregate payments to or by the Company and the Company Subsidiaries in any fiscal year of an amount less than $100,000. Subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), each Company License is a valid and binding obligation of the Company (or a Company Subsidiary as the case may be) and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company (or a Company Subsidiary as the case may be) and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms. Except as set forth on Schedule 4.13(d), neither the Company nor any Company Subsidiary, nor to the Knowledge of the Company, any counterparty is in breach of, or in material default under, any Company License, nor has there been any waiver or deferral of enforcement of the rights of the Company, or Company Subsidiary, as the case may be, or another Person under any such Company License, nor any claim threatened or asserted that the Company or any Company Subsidiary, or, to the Knowledge of the Company, another Person, has breached any Company License. There is no outstanding or, to the Knowledge of the Company, threatened order, judgment, decree, dispute or disagreement with respect to any Company License that could adversely affect any of the Company’s or Company Subsidiary’s use thereof or any of the respective rights and obligations of any of the parties thereunder. No party to any Company License has given notice of its intention to cancel, terminate, change the scope of rights under or fail to renew such Company License. Neither the Company, any Company Subsidiary nor, to the Knowledge of the Company, any other party to any Company License, has repudiated in writing any material provision thereof. Consummation of the transactions contemplated by this Agreement will not place the Company or any of the Company Subsidiaries in breach or default of any Company License, or trigger any modification, termination or acceleration thereunder, or create any license under or Encumbrance on Intellectual Property owned or held by the Buyer.

(e) Each of the Company and the Company Subsidiaries has taken all reasonable steps to maintain the confidentiality of all material Trade Secrets that are owned, used or held by the Company or any Company Subsidiary, and to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure agreements which have not been breached, nor, to the Knowledge of the Company, has any Person misappropriated any of its material Trade Secrets.

(f) The Company Intellectual Property and the Intellectual Property licensed by the Company and the Company Subsidiaries under the Company Licenses constitute all the Intellectual Property rights used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as each is currently conducted, all of which rights shall survive unchanged upon the consummation of the transactions contemplated by this Agreement.

(g) The Company and all Company Subsidiaries have taken reasonable actions to police all material Marks included in the Company Intellectual Property against unauthorized use by third parties.

(h) Except in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any of the Company Intellectual Property or any Intellectual Property that was formerly Company Intellectual Property where such indemnity could reasonably be expected to result in material liability to the Company or the Company Subsidiaries.

(i) To the Knowledge of the Company, the information technology, systems and software used by the Company and the Company Subsidiaries in the conduct of their respective businesses, including all systems used in connection with manufacturing, vendor management, order processing, inventory and distribution, (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by such businesses as presently conducted, (ii) have not materially malfunctioned or failed within the past three (3) years and (iii) are free from material bugs or other material defects. Each of the Company and the Company Subsidiaries has implemented reasonable backup and disaster recovery technology processes consistent with standard industry practice.

Section 4.14. Employee Benefit Plans; Employees.

(a) Schedule 4.14(a) sets forth a true, complete and correct list of each “Benefit Plan,” and separately identifies each Benefit Plan that is maintained outside of the United States (such plans hereinafter being referred to collectively as “Non-U.S. Benefit Plans”). The term “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), employment and similar agreements, and each plan, program or agreement providing any stock option, stock purchase, restricted stock, pension, welfare, bonus, retirement, supplemental retirement, incentive, equity-based compensation, tax gross-up, salary continuation, change in control, severance, retention, vacation, Section 125, deferred compensation or education assistance benefits, in which present or former employees or directors of the Company or a Company Subsidiary participate or with respect to which the Company or a Company Subsidiary has any liability, contingent or otherwise.

(b) Each Benefit Plan is in material compliance with all applicable requirements of ERISA, the Code, and all other applicable Laws and has been administered in all material respects in accordance with its terms and all such applicable Laws. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA which is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter from the IRS or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code within the applicable remedial period, and nothing, to the Knowledge of the Company, has occurred that would reasonably be expected to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code. Neither the Company nor any of the Company Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Company Subsidiary to a tax or penalty imposed by either Section 4975 or 4976 of the Code or Section 502(i) of ERISA in an amount which would be material.

(c) Except as set forth in Schedule 4.14(c), there are no pending or, to the Knowledge of the Company, threatened claims and no pending or, to the Knowledge of the Company, threatened Action with respect to any Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

(d) Except as set forth in Schedule 4.14(d), or to the extent required by Section 4980B of the Code, no Benefit Plan provides welfare benefits after an employee’s or director’s termination of service.

(e) Except as set forth in Schedule 4.14(e), the execution of this Agreement and the consummation of the transactions contemplated hereunder will not (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, accelerate the time of payment or vesting of any payment or funding of compensation or benefits, or increase the amount payable under any Benefit Plan or (ii) constitute a triggering event under any Benefit Plan (excluding for these purposes the Employment and Non-Competition Agreements dated as of the date hereof between Merger Sub and each Key Executive) which would result in any material payment which could constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any present or former employee, director or individual consultant of the Company or any Company Subsidiary.

(f) All stock options granted by the Company and any Company Subsidiary to any current or former employee or director have been granted with a per share exercise or reference price at least equal to the fair market value of the underlying stock on the date the option was granted, within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(g) No Benefit Plan is a “Multiemployer Plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company, any Company Subsidiary nor any member of their ERISA Affiliates has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any Multiemployer Plan that would reasonably be expected to have a Material Adverse Effect.

(h) Except as set forth in Schedule 4.14(h), neither the Company nor any Company Subsidiary has or is reasonably expected to incur any material liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate.

(i) Except as disclosed in Schedule 4.14(i), the Company and the Company Subsidiaries have no material unfunded liabilities with respect to any Pension Plan, non-qualified deferred compensation, supplemental or excess plans, or any post retirement life, health or other welfare benefits.

(j) All material contributions, premiums, Taxes, expenses and benefit payments required to be made under or in connection with any Benefit Plan have been properly and timely made when due or are appropriately accrued in accordance with GAAP or, with respect to Non-U.S. Benefit Plans, in accordance with local accounting standards.

Section 4.15. Environmental Matters. Except as set forth on Schedule 4.15:

(a) The Company and each of the Company Subsidiaries possess all material permits, licenses and authorizations required by Environmental Laws for the conduct of its respective business (collectively, “Environmental Permits”), and these Environmental Permits are in full force and effect and to the to the Knowledge of the Company there are no circumstances that would prevent reissuance of any Environmental Permit on substantially similar terms in the ordinary course. The Company and each of the Company Subsidiaries are, and other than any failure to comply in the past that could not reasonably be expected to result in material liability to the Company or any Company Subsidiary, have been in material compliance with all applicable Environmental Laws and Environmental Permits. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company, the Company Subsidiaries or, to the Knowledge of the Company, any of their respective predecessors in interest, alleging any violation of or liability under any Environmental Law, and the Company and Company Subsidiaries have not received any notice of any material violation of, material liability under, or material noncompliance with any applicable Environmental Laws.

(b) There have been no Releases of any Hazardous Material by the Company or any Company Subsidiary, or to the Knowledge of the Company by any other party on or under any Parcel or Company Property or any property previously operated, leased or owned by the Company, any Company Subsidiary or any of their respective predecessors in interest, nor, to the Knowledge of the Company, on any property where the Company, the Company Subsidiaries or any of their respective predecessors in interest have sent waste for disposal, except for disposals or Releases that would not reasonably be expected to result in any material liability to the Company and the Company Subsidiaries.

(c) Except as set forth on Schedule 4.15(c), to the Knowledge of the Company there are no underground storage tanks, active or abandoned, at any property now or previously owned, operated or leased by the Company, the Company Subsidiaries or any of their respective predecessors in interest, which the Company, the Company Subsidiaries or any of their respective predecessors in interest is required to investigate, retrofit, abate, remediate or remove under Environmental Law.

(d) Neither the Company nor any Company Subsidiary is operating, or, to the Knowledge of the Company, is required to be operating or is subject to any obligations, under any consent or compliance order, decree or other order, settlement or agreement issued or entered into, under or pertaining to any Environmental Law (but excluding any Environmental Permit).

(e) There are no material liabilities arising out of or related to Environmental Laws or Hazardous Materials that the Company or any Company Subsidiary has assumed or retained under contract or to the Knowledge of the Company, by operation of law.

(f) The Company and the Company Subsidiaries have provided to Buyer all material environmental documents, studies and reports (including without limitation, Phase I and Phase II investigation reports) in their possession relating to: (i) any facilities or real property ever owned, operated or leased by the Company, the Company Subsidiaries or any of their respective predecessors in interest; or (ii) any environmental liability of the Company, the Company Subsidiaries or any of their respective predecessors in interest.

Section 4.16. Material Contracts.

(a) Except as set forth on Schedule 4.16(a), neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party, is in breach of, or in default under, any Material Contract or any Contract of a type that would be required to be disclosed on Schedule 4.16(b). Subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), each such Contract is a valid and binding obligation of the Company (or a Company Subsidiary as the case may be) and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company (or a Company Subsidiary as the case may be) and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms.

(b) Except as set forth on Schedule 4.16(b), neither the Company nor any of the Company Subsidiaries is a party to any Material Contract, nor to any other Contract of the following kinds: (i) any employment agreement that requires the annual payment of aggregate consideration in excess of $100,000, (ii) any indebtedness for borrowed money, or commitment to incur indebtedness for borrowed money, of the Company or any of the Company Subsidiaries and any Contract pertaining to Outstanding Debt, (iii) any Contract containing any covenant or provision currently in effect prohibiting the Company or any of the Company Subsidiaries from engaging in any line of business or competing with any Person in any geographic area, and (iv) any partnership or joint venture agreement in which the Company or any of the Company Subsidiaries participates as a general partner or joint venturer.

Section 4.17. Related-Party Transactions. Except as set forth on Schedule 4.17 or contemplated by this Agreement, (a) no Affiliate of the Company or any of the Company Subsidiaries (other than the Company and the Company Subsidiaries) has outstanding any indebtedness for borrowed money owed by it to the Company or any of the Company Subsidiaries and (b) neither the Company nor any of the Company Subsidiaries has outstanding any indebtedness for borrowed money owed by it to any such Affiliate. Except as set forth on Schedule 4.17 or contemplated by this Agreement, no such Affiliate is a party to any Contract with the Company or any of the Company Subsidiaries. Each Contract required to be listed on Schedule 4.17 was entered into upon fair and reasonable terms no less favorable to the Company or such Company Subsidiary, as the case may be, than it would obtain in a comparable arm’slength transaction with a Person not an Affiliate.

Section 4.18. Real Property.

(a) Schedule 4.18(a) sets forth a true and complete list of all real property and interests in real property owned by each of the Company and the Company Subsidiaries as of the date of this Agreement. With respect to each real property (a “Parcel”) required to be listed on Schedule 4.18(a):

(i) except as disclosed on Schedule 4.18(a), the entity owning such Parcel has good and marketable title to such Parcel, free and clear of all Encumbrances other than Permitted Encumbrances.

(ii) except as set forth on Schedule 4.18(a), there are no subleases, licenses, concessions or other written agreements granting to any party the right of use or occupancy of any portion of any Parcel; no Parcel is subject to any governmental decree or order to be sold or otherwise taken by any public authority, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed; and

(iii) there are no parties (other than the Company or any of the Company Subsidiaries) in possession of any Parcel.

(b) Schedule 4.18(b) sets forth a true and complete list of all real property and interests in real property leased, subleased, licensed, (and except for the Parcels) used or otherwise occupied by the Company or one of the Company Subsidiaries (individually as a “Company Property” and collectively as the “Company Properties”). Schedule 4.18(b) sets forth a true and complete list of each of the leases, subleases, licenses and similar agreements in connection with the Company Property and any documents or instruments affecting in any material respect the rights or obligations of any of the parties thereto including all amendments, extensions, supplements and related or collateral documentation (individually, a “Real Property Lease”, and collectively, the “Real Property Leases”). The Company and the Company Subsidiaries have provided to Buyer true and complete copies of all of the Real Property Leases. Each of the Company and the Company Subsidiaries, as applicable, are in compliance in all material respects with the terms of all Real Property Leases to which it is a party. The Company or one of the Company Subsidiaries has, and after the Closing the Company or one of the Company Subsidiaries will continue to have, a valid and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and none of the Company and/or the Company Subsidiaries has received any written notice of any material default or event, which, with notice or lapse of time, or both, would constitute a material default by the Company, such Company Subsidiary, or, to the Knowledge of the Company, any other party under any of the Real Property Leases. All payments required to have been made under the Real Property Leases have been made. Except as set forth on Schedule 4.18(b), neither the Company nor or any one of the Company Subsidiaries has exercised any option or right to terminate, renew or extend or otherwise affect the rights or obligations of the tenant under any Real Property Lease.

(c) Except as set forth on Schedule 4.18(c), the consummation of the transactions contemplated hereby without notice to, or consent or approval of, any party to the Real Property Leases will not constitute a breach of, or a violation or default under, any of the Real Property Leases.

(d) None of the Company Property or any Parcel has suffered any material damage by fire or other casualty which has not heretofore been repaired and restored substantially to its original condition.

(e) With respect to each Company Property and the Parcels, all of the building, improvements and fixtures, including, without limitation, the roofs and structural elements of any buildings or structures, are in good working condition and order, ordinary wear and tear excepted, and free from material structural or other material defects.

Section 4.19. Personal Property. The Company and the Company Subsidiaries (a) own, lease or license from third parties all tangible personal property required to conduct its and their respective businesses in the ordinary and usual course of business, (b) have good and valid title to all tangible personal property owned by it or them, free and clear of all Encumbrances except for Permitted Encumbrances, and (c) upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all material tangible personal property which is currently employed by it or them in the conduct of their respective businesses as presently conducted. Such tangible personal property is in reasonable operating condition and reasonably fit for the particular purposes for which it is used (subject only to normal maintenance requirements and reasonable wear and tear).

Section 4.20. Insurance. Schedule 4.20(a) sets forth a true and complete list of all current property and liability insurance programs maintained by the Company and the Company Subsidiaries. Schedule 4.20(b) sets forth a true and complete description of (i) all current and open or known claims relating to the Company Group under such policies and (ii) all claims made under any insurance policies with respect to any claims, individually, in excess of $50,000 relating to any member of the Company Group with respect to its business during the preceding five (5) years. Each such insurance policy is in full force and effect and no member of the Company Group nor any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy. Except as set forth on Schedule 4.20(a), to the Knowledge of the Company there is no threatened termination of any such policies or arrangements. During the preceding five (5) years, the Company has not settled any Action or claim for an amount in excess of insured limits.

Section 4.21. Employment Matters.

(a) The Company and the Company Subsidiaries have paid or made provision for the payment of all salaries and wages accrued to or for the benefit of their employees. The Company and the Company Subsidiaries have made all payments and contributions required to be made on behalf of their employees, including workers’ compensation and unemployment insurance. The Company and the Company Subsidiaries are and have been in material compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, and wages and hours.

(b) Except as set forth on Schedule 4.21, there is no unfair labor practice charge or complaint pending, or to the Knowledge of the Company, threatened relating to the business of Company or any Company Subsidiary. Except as set forth on Schedule 4.21: (i) there is no material current, written, unresolved labor grievance and no material arbitration proceeding is pending or threatened and no claim therefor has been asserted; (ii) neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and to the Knowledge of the Company, no employee of the Company or any Company Subsidiary is represented by a labor union or labor organization for purposes of bargaining with the Company; (iii) to the Knowledge of the Company, there is no organizing activity involving the Company or any Company Subsidiary pending or threatened by any labor organization or group of employees; and (iv) there is no labor strike, slowdown, work stoppage or lockout in effect or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary nor has any such labor strike, slowdown, work stoppage or lockout occurred within the past three (3) years.

Section 4.22. Bank Accounts. Schedule 4.22 sets forth, as of the date hereof, a true, complete and correct list of each of the bank accounts in the name of the Company or any Company Subsidiary, including the title and number of the account, the individuals with signatory authority over such account and the financial institution at which such account is located.

Section 4.23. Customers and Suppliers.

(a) Schedule 4.23(a) sets forth the top ten (10) customers of the Company Group (in terms of total recognized revenue) during the fiscal year ended December 31, 2010. As of the date of this Agreement, no customer listed in Schedule 4.23(a) has canceled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any Company Subsidiary. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received notice that any such customer intends to cancel or otherwise materially and adversely modify its relationship (including, without limitation, by seeking to renegotiate contractual terms) with the Company or any Company Subsidiary.

(b) Schedule 4.23(b) sets forth the top ten (10) suppliers to the Company Group (in terms of expenditures) during the fiscal year ended December 31, 2010. As of the date of this Agreement, no supplier listed on Schedule 4.23(b) has canceled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any Company Subsidiary. As of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received notice that any such supplier intends to cancel or otherwise materially and adversely modify its relationship (including, without limitation, by seeking to renegotiate contractual terms) with the Company or any Company Subsidiary.

Section 4.24. Transaction Related Expenses. Schedule 4.24 sets forth a good faith estimate of each line item that comprises the Transaction Related Expenses as of the date hereof, and the aggregate amount of the Transaction Related Expenses will not differ from the aggregate Transaction Related Expenses that are shown on such schedule by more than 5%.

Section 4.25. Canofil and Procesos.

(a) To the Knowledge of the Company, Canofil is a corporation duly formed and validly existing under the laws of Mexico and in good standing with all applicable Governmental Authorities. To the Knowledge of the Company, Canofil has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which it conducts business or in which the properties and assets owned or leased by it requires such licensing or qualifications. To the Knowledge of the Company, except as would not, individually or in the aggregate, be material to the Company, the operations of Canofil are conducted in compliance with all applicable Laws. To the Knowledge of the Company, except as set forth in Inversiones’ financial statements, Canofil has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due), which are required by GAAP to be reflected in a balance sheet and which are not accrued or reserved against in the balance sheet included in Inversiones’ financial statements, other than liabilities or obligations (i) otherwise specifically disclosed in this Agreement or in the Disclosure Schedule, (ii) incurred since December 31, 2010 in the ordinary course of Canofil’s business or (iii) that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b) To the Knowledge of the Company, Procesos is a corporation duly formed and validly existing under the laws of Mexico and in good standing with all applicable Governmental Authorities. To the Knowledge of the Company, Procesos has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which it conducts business or in which the properties and assets owned or leased by it requires such licensing or qualifications. To the Knowledge of the Company, except as would not, individually or in the aggregate, be material to the Company, the operations of Procesos are conducted in compliance with all applicable Laws. To the Knowledge of the Company, except as set forth in Inversiones’ financial statements, Procesos has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due), which are required by GAAP to be reflected in a balance sheet and which are not accrued or reserved against in the balance sheet included in Inversiones’ financial statements, other than liabilities or obligations (i) otherwise specifically disclosed in this Agreement or in the Disclosure Schedule, (ii) incurred since December 31, 2010 in the ordinary course of Procesos’ business or (iii) that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.26. No Other Representations or Warranties. Except for the representations and warranties of the Company expressly set forth in this Article 4, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company or the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDER REPRESENTATIVE

The Stockholder Representative represents and warrants to the Company, Buyer and Merger Sub as follows:

Section 5.1. Organization and Good Standing. The Stockholder Representative is duly organized, validly existing and in good standing (where such status is recognized) under the Laws of the jurisdiction of its organization, with all corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets.

Section 5.2. Authority Relative to this Agreement, Etc. The Stockholder Representative has all requisite power, authority and legal capacity to execute and deliver this Agreement for the purposes of Section 3.1(a)(iv), Article 5 and Sections 8.3(a), 8.3(e), 9.3(c), 9.7, 11.2 and 11.10, only, and the Escrow Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement for the purposes of Section 3.1(a)(iv), Article 5 and Sections 8.3(a), 8.3(e), 9.3(c), 9.7, 11.2 and 11.10, only, and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby, have been and will be, as applicable, duly authorized and approved by all necessary action on the part of such Stockholder Representative. This Agreement has been, and the Escrow Agreement will be at or prior to Closing, duly and validly executed and delivered by the Stockholder Representative, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement for the purposes of Section 3.1(a)(iv), Article 5 and Sections 8.3(a), 8.3(e), 9.3(c), 9.7, 11.2 and 11.10, only, constitutes and the Escrow Agreement when so executed and delivered will constitute, a legal, valid and binding obligations of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.

Section 5.3. Consents and Approvals; No Violations. Except as set forth on Schedule 5.3, neither the execution, delivery and performance of this Agreement or the Escrow Agreement by the Stockholder Representative nor the consummation by the Stockholder Representative of the transactions contemplated hereby and thereby will (a) conflict with or violate any provision of the organizational documents of the Stockholder Representative, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to, any Governmental Authority, except for compliance with applicable antitrust Laws, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration of any obligation to repay) under, or require any consent under any note, bond, mortgage or indenture, contract, lease, sublease, license or other instrument to which the Stockholder Representative is a party or by which any of such Stockholder Representative’s properties or assets may be bound, or (d) violate any Law applicable to the Stockholder Representative or by which any of the Stockholder Representative’s properties or assets are bound.

Section 5.4. No Other Representations or Warranties. Except for the representations and warranties of the Stockholder Representative expressly set forth in this Article 5, the Stockholder Representative makes no express or implied representation or warranty on behalf of itself with respect to the Stockholder Representative or the transactions contemplated by this Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES
OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as follows:

Section 6.1. Organization, Etc. Each of Buyer and Merger Sub is duly organized, validly existing and in good standing (where such status is recognized) under the Laws of the jurisdiction of its organization, with all corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets.

Section 6.2. Authority Relative to this Agreement, Etc. Each of Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Buyer and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Buyer and Merger Sub. This Agreement has been duly and validly executed and delivered by Buyer and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company and the Stockholder Representative, this Agreement constitutes a legal, valid and binding obligation of Buyer and Merger Sub, enforceable against them in accordance with its respective terms, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.

Section 6.3. Consents and Approvals; No Violations. Except as set forth on Schedule 6.3, neither the execution, delivery and performance of this Agreement by Buyer and Merger Sub nor the consummation by Buyer and Merger Sub of the transactions contemplated hereby will (a) violate any provision of the certificate of incorporation or by-laws of Buyer or Merger Sub, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) compliance with all applicable antitrust Laws and (ii) such consents, waivers, approvals, licenses, authorizations, permits, filings or notifications which, if not obtained or made, would not have, in the aggregate, a Buyer Material Adverse Effect, (c) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to repay) under, or require any consent under, any material Contract to which Buyer or Merger Sub is a party or by which any of its properties or assets may be bound, or (d) violate any Law applicable to Buyer or Merger Sub or by which any of their properties or assets are bound, except such violations under this clause (d) which are not reasonably likely to have, in the aggregate, a Buyer Material Adverse Effect.

Section 6.4. Compliance with Law; Permits. Buyer and Merger Sub have been and are in compliance with all applicable Laws except for such instances of noncompliance which have not had, and are not reasonably likely to have, in the aggregate, a Buyer Material Adverse Effect.

Section 6.5. Litigation. Except as set forth on Schedule 6.5, as of the date hereof, there is no Action pending or, to the knowledge of Buyer or Merger Sub, threatened, against any of Buyer or Merger Sub or their subsidiaries that (a) involves a claim which is reasonably likely to have a Buyer Material Adverse Effect or (b) seeks injunctive relief and which is reasonably likely to have a Buyer Material Adverse Effect. Except as set forth on Schedule 6.5 there are no outstanding writs, judgments, decrees, injunctions or similar orders of any Governmental Authority by which Buyer or Merger Sub or their subsidiaries or any of their assets or properties are bound that would reasonably be expected to have, in the aggregate, a Buyer Material Adverse Effect.

Section 6.6. Brokers’ and Finders’ Fees. Except for Bank of America Merrill Lynch and CIBC World Markets Inc., none of Buyer or Merger Sub or their subsidiaries or any of their respective directors or employees has employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 6.7. Financing. Buyer and its Affiliates will have at Closing sufficient funds for Buyer and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 6.8. Investigation. Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement (including the representations and warranties made by the Company and the Stockholder Representative in this Agreement), Buyer is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Buyer is knowledgeable about the industries in which the Company and the Company Subsidiaries operate and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Buyer has been afforded full access to the books and records, facilities and personnel of the Company and the Company Subsidiaries for purposes of conducting a due diligence investigation of the Company and the Company Subsidiaries.

Section 6.9. Merger Sub. Merger Sub is a wholly-owned subsidiary of Buyer. Merger Sub was formed specifically to consummate the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation other than in connection with its formation and the transactions contemplated hereby.

Section 6.10. No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 6, neither Buyer nor Merger Sub makes any other express or implied representation or warranty on behalf of Buyer or Merger Sub with respect to Buyer or Merger Sub or the transactions contemplated by this Agreement.

ARTICLE 7

COVENANTS

Section 7.1. Conduct of Business.

(a) From the date hereof to Closing, except as (i) contemplated by this Agreement or (ii) required by applicable Law, the Company agrees, unless otherwise consented to by Buyer in writing (which consent shall not be unreasonably withheld), that it shall conduct its business, and shall cause each Company Subsidiary to conduct their respective businesses, in the ordinary and usual course consistent with past practice. From the date hereof to Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to maintain and preserve intact the businesses of the Company and the Company Subsidiaries in all material respects and use reasonable best efforts to maintain the ordinary and customary relationships of the Company and the Company Subsidiaries with its and their respective suppliers, customers, key employees and others having material business relationships with it and them.

(b) From the date hereof to Closing, except as (i) contemplated by this Agreement or (ii) required by applicable Law, the Company shall not, and shall cause the Company Subsidiaries not to (unless otherwise consented to by Buyer in writing, such consent not to be unreasonably withheld):

(i) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or any of the Company Subsidiaries (excluding dividends or distributions to the Company by wholly owned Company Subsidiaries) or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in the Company or the Company Subsidiaries;

(ii) transfer, issue, sell or dispose of any shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries or grant options, warrants, calls, phantom stock, profit participation, or other rights to purchase or otherwise acquire shares of the capital stock or other equity interests of the Company or any of the Company Subsidiaries;

(iii) effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company or any of the Company Subsidiaries;

(iv) amend the certificate of incorporation or by-laws (or other comparable organizational documents) of the Company or any of the Company Subsidiaries;

(v) grant or take any other action that will result in the imposition of any mortgage, pledge, lien or other Encumbrance granted on any property or assets (whether tangible or intangible) of any of the Company or the Company Subsidiaries (other than Permitted Encumbrances);

(vi) effect any increase in the wages, salaries, compensation, pension or other benefits payable to current or former directors, officers or executive employees of the Company or any Company Subsidiary or effect any increase in the wages, salaries, compensation, pension or other benefits payable by any of the Company or the Company Subsidiaries to its employees other than (x) increases and adjustments in the ordinary course of business consistent with past practice or (y) to the extent required by Law or under any agreement, arrangement, plan, program or policy;

(vii) become party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Benefit Plan or agreement, plan or arrangement which would have constituted a Benefit Plan as of the date of this Agreement, or materially increase obligations to employees generally under any existing agreement, to pay pensions, retirement allowance or other employee benefits for the employees of the Company or the Company Subsidiaries generally other than to the extent required by any Benefit Plan;

(viii) (a) institute any general layoff of employees or implement any early retirement plan or announce the planning of such a program, (b) terminate any employee other than for cause, or (c) hire any employee other than to fill a vacancy;

(ix) enter into any settlement, consent order or other similar agreement, or any discussions with respect to any such agreements, with the Pension Benefit Guaranty Corporation;

(x) change the Company’s or any Company Subsidiary’s methods of accounting, except as required by changes in GAAP;

(xi) purchase, sell, exchange or otherwise dispose or acquire any property or assets or enter into any lease of real property in any one transaction or series of transactions for which the aggregate consideration paid or payable in any individual transaction or series of transactions is in excess of $250,000;

(xii) intentionally accelerate the collection of receivables or delay the payment of payables of the Company or any Company Subsidiary;

(xiii) enter into, amend or terminate any Material Contract;

(xiv) merge or consolidate with any other Person, or acquire capital stock or assets of any other Person;

(xv) make or enter into any commitment for any capital expenditures in excess of $150,000 for any individual commitment or $300,000 for all commitments in the aggregate;

(xvi) enter into any settlement, decree, consent order or other similar agreement under Environmental Law;

(xvii) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice;

(xviii) pay or agree to pay in settlement or compromise of any suits or claims of liability against the Company or any Company Subsidiary, net of insurance recoveries, more than $150,000 for any such suit or claim or more than an aggregate of $300,000 for all such suits and claims;

(xix) cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies, for premiums at not more than current market rates, are in full force and effect;

(xx) (a) make or change any income Tax election, (b) settle or compromise any Tax liability, or (c) file any amended material Tax Return; or

(xxi) agree or commit in writing to do any of the foregoing.

Section 7.2. Access to Information; Confidentiality.

(a) From the date of this Agreement until the Closing Date, upon reasonable prior notice, and subject to such exceptions determined by the Company in good faith to be appropriate to ensure compliance with any applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, the Company shall, and shall cause the Company Subsidiaries to, (i) afford Buyer and its Representatives reasonable access, during normal business hours, to the offices, personnel, properties, books and records of the Company Group and (ii) furnish to Buyer and its Representatives such additional financial and operating data and other information regarding the Company Group as Buyer may from time to time reasonably request; provided, however, that such investigation or request shall not interfere in any material respect with any of the businesses or operations of the Company Group; and provided, further, that the auditors and accountants of the Company Group shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.

(b) Buyer and its subsidiaries and each of their respective Representatives shall hold in confidence in accordance with the provisions of the confidentiality agreement, dated February 17, 2010 (the “Confidentiality Agreement”), between an Affiliate of Buyer and the Company any information regarding the financial condition or business operations of the Company Group that is received or obtained in connection with consummating the transactions contemplated hereby, including during any due diligence.

Section 7.3. Retention of Records. Following the Closing, the Surviving Corporation shall, and shall cause the Company Subsidiaries to, (i) preserve and keep the records held by them at the Effective Time relating to the businesses of the Company Group for so long as and to the extent required by applicable Law and (ii) make such records and personnel available to BCP as may be reasonably requested by BCP, including in connection with any insurance claims by, legal proceedings against or investigations by any Governmental Authority of, BCP or to enable BCP to comply with its obligations under applicable Law and this Agreement.

Section 7.4. Consents and Approvals; Conditions. Each of the parties hereto shall use (a) their reasonable best efforts, and shall cooperate with each other and the Company, to obtain, prior to Closing, all consents and approvals required to consummate the transactions contemplated by this Agreement and the Escrow Agreement and (b) their reasonable best efforts to cause the conditions precedent to the other party’s obligations to effect the Closing set forth in Article 8 to be satisfied and to consummate the transactions contemplated herein.

Section 7.5. Filings with Governmental Authorities.

(a) Each party hereto shall cooperate with respect to any notices and filings to be made in connection with the consents, approvals, waivers and authorizations under Law required prior to Closing in connection with the transactions contemplated hereby. Each party hereto shall use reasonable best efforts to effect any necessary notifications, registrations and filings with any Governmental Authority in connection with transactions contemplated by this Agreement, including any filings in respect of the Required Consents, the other consents, waivers, approvals, licenses, authorizations, permits, filings and notifications set forth on Schedule 4.4 and the submissions of information requested or required by any Governmental Authority (including any such notifications, registrations or filings required post-Closing).

(b) In furtherance and not in limitation of the foregoing, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable antitrust Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby by any Governmental Authority with regulatory jurisdiction over enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”) (which actions shall include furnishing all information required by applicable law in connection with approvals of or filings with any Governmental Antitrust Authority), including filing, or causing to be filed, as promptly as practicable, any required notification and report forms (x) under the HSR Act with the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or (y) under other applicable non-U.S. Laws with the applicable non-U.S. Governmental Antitrust Authority, and (ii) to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Antitrust Authority required to be obtained or made by the Company and Buyer, or any of their respective subsidiaries or affiliates in connection with the transaction contemplated by this Agreement or the taking of any action contemplated by this Agreement.

(c) Without limiting the generality of the undertakings under subsections (b) and (d) of this Section 7.5 and subject to appropriate confidentiality protections, the Company and Buyer shall each furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the foregoing and shall consult with the other party in connection with respect to the filings to be made by such party with any Governmental Antitrust Authority. Each party shall, subject to applicable Law, permit counsel for the other party to review in advance any proposed written communication to any Governmental Antitrust Authority. Upon the terms and subject to the conditions herein provided, in case at any time after the Closing Date any further action is necessary or desirable to secure the approvals from any and all Governmental Antitrust Authorities necessary to carry out the purposes of this Agreement, the proper officers and/or directors of the parties shall use their reasonable best efforts to take or cause to be taken all such necessary action.

(d) Without limiting the generality of the undertakings under subsections (b) and (c) of this Section 7.5, the Company and Buyer agree to take or cause to be taken the following actions: (i) provide as promptly as practicable information and documents requested by any Governmental Antitrust Authority necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and (ii) without in any way limiting the provisions of (c) above, use its reasonable best efforts to certify as soon as reasonably practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act. The Company and Buyer agree to offer the other party, if possible, a reasonable opportunity to participate in all telephonic calls and all meetings with a Governmental Antitrust Authority in which these matters are discussed.

(e) Any filing fees under the HSR Act or any foreign antitrust merger control Laws that are payable in connection with this Agreement shall be borne by Buyer.

Section 7.6. Directors’ and Officers’ Indemnification and Insurance.

(a) The certificates of incorporation, by-laws and all other organizational documents of the Company and the Company Subsidiaries shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at the Closing Date are or were directors, officers, agents or employees of the Company or any of the Company Subsidiaries or otherwise entitled to indemnification, advancement of expenses or exculpation pursuant to the Company’s or any of the Company Subsidiaries’ certificate of incorporation or by-laws (each a “Director and/or Officer Indemnified Party”).

(b) Without limiting any additional rights that any person may have under any employment agreement, any Buyer Plans or the Company’s or the Surviving Corporation’s organizational documents, but without duplication thereof, from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless the Director and/or Officer Indemnified Parties against all losses incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Director and/or Officer Indemnified Party is or was an officer, director, employee, fiduciary or agent, at or prior to the Effective Time, of the Company or any of its subsidiaries, (ii) the Director and/or Officer Indemnified Party’s service, at or prior to the Effective Time, at the request of, or to represent the interests of, the Company as a director, officer, partner, member, trustee, fiduciary, employee or agent of another Person or (iii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, in addition to any rights provided in the Surviving Corporation’s organizational documents, (x) subject to applicable Law, each Director and/or Officer Indemnified Party will be entitled to advancement of reasonable expenses (including attorneys’ fees and disbursements) incurred in the defense of any Action from the Surviving Corporation within ten (10) Business Days of receipt by the Surviving Corporation from the Director and/or Officer Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and (y) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Director and/or Officer Indemnified Party hereunder) unless such settlement, compromise or consent includes an unconditional release of such Director and/or Officer Indemnified Party from all liability arising out of such Action or such Director and/or Officer Indemnified Party otherwise consents.

(c) The Surviving Corporation shall cause to be maintained in effect for six (6) years from the Closing Date the current policies of the directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries (provided the Surviving Corporation may substitute therefor policies of at least the same coverage containing other terms and conditions which are not less advantageous) with respect to matters occurring on or prior to the Closing Date to the extent available; provided, however, that in no event shall the Surviving Corporation or a Company Subsidiary be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company or any of the Company Subsidiaries to maintain or procure insurance coverage pursuant hereto, as set forth in Schedule 4.20(a); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is made against any Director and/or Officer Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 7.6 shall continue in effect until the final disposition of such Action.

Section 7.7. Employee Matters

(a) Buyer agrees that, effective as of the Closing Date and for a one year period thereafter, the Surviving Corporation shall provide current Company Group Employees (as hereinafter defined) (i) with employee benefits that are no less favorable in the aggregate to those provided to such Company Group Employees immediately prior to the Closing Date (other than with respect to any Benefit Plan that is a defined benefit plan) and (ii) with a base salary, incentive bonus opportunity and long-term incentive opportunity (the “Compensation Package”), which, in the aggregate and with respect to each Company Group Employee, are no less favorable than the Compensation Package provided to a similarly situated employee of Buyer; provided, however, that the foregoing shall not prevent the Surviving Corporation from making any modifications or substitutions of the employee benefits from time to time in the ordinary and usual course as long as such modifications or substitutions do not breach the foregoing covenant. With respect to any employee benefits that are provided to Company Group Employees under the Surviving Corporation’s employee benefits plans (“Buyer Plans”), service accrued by Company Group Employees during employment with the Company or any of the Company Subsidiaries or predecessors prior to the Closing Date shall be recognized for all purposes. With respect to any medical, dental or other welfare benefits that are provided at any time to Company Group Employees under Buyer Plans, Buyer will use its reasonable best efforts to cause any applicable pre-existing condition exclusions to be waived, and any expenses incurred before such time under the comparable plan maintained or sponsored by the Company or any Company Subsidiary to be taken into account under such Buyer Plan for purposes of satisfying applicable deductible, coinsurance, maximum out-of-pocket and similar provisions. Subject to compliance with Section 7.7(b) and any applicable obligations of the Company and the Company Subsidiaries, nothing in this Section 7.7(a) shall limit the right of the Surviving Corporation or any Company Subsidiary to terminate the employment of any employee on or after the Closing Date.

(b) Buyer agrees to cause the Surviving Corporation (and each of the Company Subsidiaries, as applicable) to assume and honor all of the Company’s (and each Company Subsidiary’s) employment, severance, change-in-control, retention, bonus, other incentive agreements and arrangements, and medical, dental and life insurance arrangements (each, an “Employee Arrangement”) for the benefit of any Company Group Employees, in each case consistent with the terms of the applicable Employee Arrangement. For a one year period following the Closing Date, the Surviving Corporation shall provide severance benefits to Company Group Employees who are terminated during such period that are no less favorable to such Company Group Employee than the severance benefits to which such Company Group Employee was entitled to receive immediately prior to the date hereof.

(c) The Surviving Corporation shall (i) maintain the 2011 Annual Bonus Plan (the “Annual Bonus Plan”) through September 30, 2011 and (ii) in accordance with the terms of the Annual Bonus Plan, make the payments required by the Annual Bonus Plan to each Company Group Employee participating in such Annual Bonus Plan as set forth on Schedule 7.7(c)(ii) and who remains employed with the Surviving Corporation through September 30, 2011 or as otherwise provided under the terms of the Annual Bonus Plan.

(d) For purposes of this Section 7.7, the term “Company Group Employees” shall mean all current and former employees or officers of the Company and of each of the Company Subsidiaries immediately prior to the Closing Date, including those on lay-off, retirement, disability or leave of absence, paid or unpaid, and their survivors, beneficiaries and dependents.

(e) The Surviving Corporation shall not, within sixty (60) days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or Company Group Employee without complying with the notice requirements and other provisions of WARN which could cause any liability to the Surviving Corporation or any of the Company Subsidiaries with respect to the Company Group Employees.

(f) Nothing in Section 7.7 shall be construed to limit the right of Buyer or the Surviving Corporation to amend or terminate any Benefit Plan or other employee benefit plan to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 7.7 be construed to require the Buyer or the Surviving Corporation to retain the employment of any particular Company Group Employee for any fixed period of time following the Closing Date. This Section 7.7 shall inure exclusively to the benefit of, and is binding upon, the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

Section 7.8. Taxes.

(a) Buyer shall be liable for and shall pay when due all sales (including, without limitation, bulk sales), use, value added, documentary, stamp, registration, transfer, conveyance, excise, recording, license and other similar fees or Taxes or governmental charges, if any, as levied by any Tax Authority or Governmental Authority arising out of, in connection with or attributable to the transactions contemplated by the Agreement. Buyer hereby agrees to file all necessary documents (including all Tax Returns) with respect to all such amounts in a timely manner.

(b) All material Tax Returns of the Company and the Company Subsidiaries not required to be filed on or before the date hereof will, to the extent required to be filed (taking into account all available extensions) on or before the Closing Date, be timely filed by the Company and the Company Subsidiaries when due and be prepared in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law.

(c) All material Tax Returns of the Company and the Company Subsidiaries with respect to any Straddle Period shall be timely filed by the Company and the Company Subsidiaries when due and be prepared in a manner consistent with the Company’s past practice, except as otherwise required by applicable Law.

(d) The Company and the Company Subsidiaries shall timely pay the amount of Taxes shown as due on the Tax Returns that are filed pursuant to Section 7.8(b).

(e) On the Closing Date, the Company shall deliver to Buyer a certificate pursuant to Treasury Regulations section 1.1445 -2(c)(3) stating that the Company is not nor has it been a U.S. real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c) of the Code.

(f) Any tax allocation or sharing agreement or arrangement, whether or not written, that has been entered into by the Company or any Company Subsidiary shall be terminated as to the Company or Company Subsidiary as of the Closing Date, and no payments which are owed by or to the Company or Company Subsidiary pursuant thereto shall be made thereunder.

Section 7.9. Further Assurances. After the Closing, each party hereto shall from time to time, at the request of the other parties, execute and deliver such other instruments and documents and take such other actions as such other party may reasonably request in order to consummate the transactions contemplated hereby.

Section 7.10. No Solicitation of Transactions.

(a) The Company will immediately cease any existing discussions and negotiations with any third parties conducted prior to the date hereof with respect to any Acquisition Proposal (as defined below). The Company shall not, directly or indirectly, through any Representative, agent, Affiliate or any of its subsidiaries or otherwise, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (ii) continue or engage in negotiations or discussions concerning, or provide any information or data to any Person relating to, any Acquisition Proposal, or (iii) agree to, approve or recommend any Acquisition Proposal.

(b) For purposes of this Agreement, an “Acquisition Proposal” means any proposal or inquiry by any Person for or with respect to (i) the acquisition of over 20% of the common stock of the Company or any Company Subsidiary, (ii) any merger, consolidation, dissolution, recapitalization, or similar transaction (or series of transactions) involving the Company or any Company Subsidiary, (iii) a transaction pursuant to which the Company or any Company Subsidiary issues or would issue, or such Person acquires or would acquire, over 20% of the common stock of the Company or any Company Subsidiary, (iv) a transaction pursuant to which such Person acquires or would acquire in any manner, directly or indirectly, over 20% of the consolidated total assets of the Company, or (v) any similar transaction that would adversely impact the transactions contemplated hereby, in each case, other than the transactions contemplated by this Agreement.

Section 7.11. Transaction and Monitoring Fee Agreement; Engagement Letter; Stockholders Agreements.

(a) Upon the occurrence of the Closing, the Transaction and Monitoring Fee Agreement, dated as of October 30, 2006, between the Company and Blackstone Management Partners L.L.C. (the “Monitoring Agreement”) shall be automatically terminated, without further action by any party thereto, and shall have no further force or effect, and all amounts due or which might be or otherwise become due thereunder (including (i) any and all unpaid “Monitoring Fees” (including any “Excess Amounts”) for all periods prior to the Closing, (ii) any “Contingent Fees” pursuant to Section 4(b) thereof, (iii) any “Lump Sum Payment” pursuant to Section 4(c) thereof, (iv) all accrued and unpaid interest payable pursuant to Section 4(d) thereof and (v) all unpaid or unreimbursed “Out-of-Pocket Expenses” incurred by Blackstone (each as defined in the Monitoring Agreement)) or under any other agreements that are in effect between the Company or any of the Company Subsidiaries and the Stockholder Representative or any of its Affiliates (except as provided in Section 7.11(c)) shall be deemed satisfied in full, and the Company and any successor shall have no further liability or obligation (including, for the avoidance of doubt, any liabilities or obligations with respect to indemnification arrangements) with respect thereto.

(b) Upon the occurrence of the Closing, that certain letter agreement, dated as of February 18, 2010 (the “Engagement Letter”), by and between the Company and Blackstone Advisory Partners L.P. shall be automatically terminated, without further action by any party thereto, and shall have no further force or effect, and all amounts due or which might be or otherwise become due thereunder shall be deemed satisfied in full, and the Company and any successor shall have no further liability or obligation with respect thereto.

(c) The Stockholders Agreement dated as of October 30, 2006 by and among GTM Holdings, Inc. and the other Persons party thereto, and the Securityholders Agreement (the “Stockholders Agreements”) and any other stockholders agreement governing the stockholders of the Company shall be terminated and of no further force or effect as of the Closing, including with respect to indemnification obligations of the Company thereunder.

Section 7.12. Intellectual Property Rights Matters.

(a) During the period commencing on the date hereof and ending on the Closing Date, the Company shall use reasonable best efforts consistent with past practice to preserve and protect its rights in and to the material Company Intellectual Property and the material Company Licenses shall not (i) abandon or allow any registered Company Intellectual Property or pending application for registration of any Company Intellectual Property to lapse for failure to pay any registration, maintenance or other fee, (ii) abandon or allow any other registered Company Intellectual Property or pending application for registration of any other Company Intellectual Property to lapse for failure to pay any registration, maintenance or other fee, except as would not have a Material Adverse Effect, and (iii) sell, assign, transfer or otherwise dispose of any Company Intellectual Property.

(b) Schedule 7.12(b) sets forth a complete and accurate list of all actions necessary (including the filing of any documents or the payment of any fees) within 180 days after the Closing Date, and their respective due dates, (i) to maintain or preserve the status of including enforceability or validity of, or to avoid the abandonment, cancellation, impairment or forfeiture of, any registered or applied for Company Intellectual Property in the United States or in any foreign jurisdiction which Company Intellectual Property is registered or subject to an application for registration, (ii) to the Knowledge of the Company, to maintain or preserve the status of any other material registered or applied for Company Intellectual Property anywhere in the world, or to meet any deadline imposed by a court, trademark office or other governmental body of competent jurisdiction concerning any claim anywhere in the world regarding any such material registered or applied for Company Intellectual Property.

Section 7.13. Transaction Related Expenses. No later than two Business Days prior to the Closing Date, the Company shall provide to Buyer an itemized schedule containing a true and complete list of all Transaction Related Expenses. Each of the service providers that will receive payment for their Transaction Related Expenses at Closing will, as a condition to receiving such payment, deliver pay-off letters to the Company in a form reasonably acceptable to Buyer

Section 7.14. Notices; Release of Collateral. Prior to Closing, and as a condition to, Buyer repaying or causing to repay the Outstanding Debt listed on Schedule 3.1(b) as contemplated by Section 3.1(b)(i) of this Agreement, the Company and its officers shall, and if applicable, shall cause the Company Subsidiaries and its officers to, prepare all notices, certificates and other documentation (a) required or requested by the applicable lenders or administrative agent (or similar party) in connection with the repayment of all amounts due under the Outstanding Debt and (b) required or requested by the applicable lenders or collateral agent (or similar party) to such Outstanding Debt in order to terminate the agreements listed on Schedule 7.14 and any other security, collateral, guaranty or similar arrangements associated therewith.

Section 7.15. Further Assurances. The parties hereto shall, and shall cause their respective Affiliates to, cooperate reasonably with each other and their respective Representatives in connection with their respective obligations under this Agreement, and, subject to applicable Law, shall furnish to each other such further information and documentation as the other parties may reasonably request for the purpose of carrying out the intent of this Agreement and the Escrow Agreement and the transactions contemplated hereby or thereby.

ARTICLE 8

CONDITIONS TO THE CLOSING

Section 8.1. Conditions to the Obligations of Each Party to Effect the Closing. The obligations of the parties hereto to effect the Closing shall be subject to the fulfillment, or written waiver by Buyer and the Company at or prior to the Closing, of each of the following conditions:

(a) No Injunction or Proceeding. No statute, rule, regulation, executive order, decree, preliminary or permanent injunction or restraining order shall have been enacted, entered, promulgated or enforced, by any Governmental Authority which remains in effect and enjoins, prohibits, prevents or restricts the consummation of the transactions contemplated hereby.

(b) Governmental Consents. Any required waiting periods under the HSR Act, including any extension thereof, shall have expired or been terminated.

Section 8.2. Conditions to the Obligations of the Company to Effect the Closing. The obligation of the Company to effect the Closing shall be subject to the fulfillment, or written waiver by the Company at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations and Warranties of Buyer and Merger Sub. The representations and warranties of Buyer and Merger Sub contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date as though made on and as of that date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), except for any failures to be true and correct (without giving effect to any qualifications or limitations as to materiality or Buyer Material Adverse Effect) which do not, in the aggregate, have a Buyer Material Adverse Effect.

(b) Performance by Buyer. Buyer and Merger Sub shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement required to be performed or complied with by it on or prior to the Closing.

(c) Certificate. Buyer shall have furnished the Company with a certificate, dated as of the Closing Date, signed by an authorized officer of each of Buyer and Merger Sub to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

(d) Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.

Section 8.3. Conditions to the Obligations of Buyer and Merger Sub to Effect the Closing. The obligations of Buyer and Merger Sub to effect the Closing shall be subject to the fulfillment, or written waiver by Buyer and Merger Sub at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations and Warranties of the Company and Stockholder Representative. The representations and warranties of the Company and the Stockholder Representative contained in this Agreement (i) other than those listed in clause (ii) below, shall be true and correct on the date hereof and as of the Closing Date as though made on and as of that date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), except for any failures to be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect that are included in such representations and warranties) which do not, individually or in the aggregate, have a Material Adverse Effect and (ii) that are set forth in Sections 4.1, 4.2, 4.3, 4.4, 5.1, 5.2 and 5.3 shall each be true and correct on the date hereof and as of the Closing Date as though made on and as of that date.

(b) Performance by the Company. The Company shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement required to be performed or complied with by it on or prior to the Closing.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since December 31, 2010.

(d) Certificate. The Company shall have furnished Buyer and Merger Sub with a certificate, dated as of the Closing Date, signed by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 8.3(a), 8.3(b) and 8.3(c) have been satisfied.

(e) Consents. The Consents set forth in Schedule 1.1(a) shall have been obtained and remain in full force and effect.

(f) Escrow Agreement. The Stockholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

ARTICLE 9

SURVIVAL OF REPRESENTATION AND WARRANTIES

Section 9.1. Survival Period.

(a) The representations, warranties, agreements and covenants set forth in this Agreement and in any certificate delivered at the Closing in connection with this Agreement shall survive the Closing Date and the consummation of the transactions contemplated hereby; provided that notwithstanding the foregoing, (i) the representations and warranties set forth in Articles 4, 5 and 6 hereof and in any certificate delivered at the Closing in connection with this Agreement, and agreements and covenants which by their terms do not contemplate performance after the Closing, shall survive for twelve (12) months after the Closing Date, at which time they shall terminate; and (ii) agreements and covenants which by their terms contemplate performance after the Closing Date shall survive the Closing for the term provided therein. The period for which a representation, warranty, agreement or covenant survives the Closing is referred to herein as the “Applicable Survival Period”.

(b) In the event a valid notice of claim for indemnification under Section 9.2, 9.3 or 9.5 with respect to any representation, warranty, agreement or covenant is given within the Applicable Survival Period for such representation, warranty, agreement or covenant, such claim shall survive with respect to such claim until such claim is finally resolved. None of Buyer, Merger Sub or the Holders shall have any liability or obligation of any nature with respect to any representation or warranty contained in Articles 4, 5 and 6 hereof (or in any certificate delivered at the Closing in connection with this Agreement) unless a claim is made hereunder prior to the Applicable Survival Period for such representation, warranty, agreement or covenant.

Section 9.2. Indemnification.

(a) Subject to Sections 9.1 and 9.4 hereof, the Holders to the extent of the Escrow Funds shall indemnify and hold Buyer and Merger Sub and their respective directors, officers, Affiliates, successors and assigns (collectively, the “Buyer Indemnified Parties”) harmless from and against, and pay, out of the Escrow Funds, to the applicable Buyer Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees), whether or not involving a third party claim (individually, a “Loss” and, collectively, “Losses”):

(i) based upon, attributable to or resulting from the failure of any of the representations or warranties made by the Company or the Stockholder Representative in this Agreement to be true and correct, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect (or other similar materiality qualifiers) therein (other than Sections 4.4 (clause (c) only), 4.6 (clause (d) only), 4.16 and 4.23), in all respects at and as of the date hereof and at and as of the Closing Date;

(ii) based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Company under this Agreement; and

(iii) arising from or related to any fees, commissions, or like payments by any Person having acted or claiming to have acted, directly or indirectly, as a broker, finder or financial advisor to the Company or the Company Subsidiaries in connection with the transactions contemplated by this Agreement.

(b) Subject to Sections 9.1 and 9.4, Buyer hereby agrees to indemnify and hold the Holders and their respective Affiliates, successors and permitted assigns (collectively, the “Stockholder Indemnified Parties”) harmless from and against, and pay to the applicable Stockholder Indemnified Parties the amount of any and all Losses:

(i) based upon, attributable to or resulting from the failure of any of the representations or warranties made by Buyer or Merger Sub in this Agreement to be true and correct in all respects at the date hereof and as of the Closing Date; and

(ii) based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Buyer or Merger Sub under this Agreement.

(c) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

Section 9.3. Indemnification Procedures.

(a) A claim for indemnification of Losses for any matter not involving a third party claim may be asserted by notice, which provides any known detail with respect to such claim, to the party from whom indemnification is sought promptly after the incurrence of such Losses; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article 9, except to the extent that the indemnifying party is actually and materially prejudiced thereby.

(b) In the event that any Action shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 9.2 hereof (regardless of the limitations set forth in Section 9.4) (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is actually and materially prejudiced thereby. Subject to the provisions of this Section 9.3, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder; provided that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall within thirty (30) days of the indemnified party’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so; provided that the indemnifying party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the reasonable expenses of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim. The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 9.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant or claimants and such party provide to such other party an unqualified release from all liability in respect of the Third Party Claim. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.

(c) Under all circumstances the Holders shall act solely through the Stockholder Representative and Stockholder Representative’s determination with respect to all matters under this Article 9 (including a determination as to whether to seek indemnity or not) shall be final and binding on each Holder.

Section 9.4. Limitations on Indemnification.

(a) An indemnifying party shall not have any liability under Section 9.2(a)(i) or Section 9.2(b)(i) hereof unless the aggregate amount of Losses incurred by the indemnified parties and indemnifiable thereunder based upon, attributable to or resulting from the failure of any of the representations or warranties to be true and correct exceeds $500,000 (the “Deductible”) and, in such event, the indemnifying party shall be required to pay only the amount of such indemnifiable Losses incurred in excess of the Deductible; provided that no claim for an indemnifiable Loss shall be indemnifiable to the extent such Loss does not exceed $10,000; provided further, however, that the limitations on indemnification in this Section 9.4(a) shall not apply to Losses based upon, attributable to or resulting from the failure of any of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.8, 5.1, 5.2, 5.3, 6.1, 6.2 and 6.3 of this Agreement to be true and correct, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect (or other similar materiality qualifiers) therein, in all respects at and as of the date hereof and at and as of the Closing Date.

(b) In no event shall the Holders or Buyer be required to indemnify any Person under this Agreement in respect of Losses for an aggregate amount that exceeds the Escrow Funds in the case of indemnification by the Holders and $8,500,000 in the case of indemnification by Buyer (the “Cap”). The right of the Buyer to indemnification or any other payment pursuant to this Agreement shall be limited to the Escrow Funds then held in escrow pursuant to the Escrow Agreement and not previously distributed pursuant to the terms of the Escrow Agreement and no indemnification or other payment shall be payable other than for the remaining Escrow Funds.

(c) Notwithstanding anything to the contrary contained in this Article 9, no indemnification shall be provided under this Agreement with respect to any Losses based on punitive, consequential or special damages; provided that indemnifiable Losses may include punitive, consequential or special damages to the extent that they are actually adjudicated as due and actually paid by an indemnified party to a third party who is not a party (or a director, officer, Affiliate, successor or assignee of a party) to this Agreement in connection with an indemnified Third Party Claim.

(d) For the avoidance of doubt, no indemnification shall be provided under this Agreement with respect to underfunding liabilities under the Gold Toe Retirement Plan-Cash Balance Plan.

Section 9.5. Tax Indemnification.

(a) Subject to Sections 9.1 and 9.4 hereof, except to the extent treated as a Current Liability in the calculation of Adjusted Working Capital, the Holders, to the extent of and only out of the Escrow Funds, shall be liable for and indemnify the Buyer Indemnified Parties for all Taxes (other than Taxes resulting from a transaction (or actions of Buyer or its Affiliates) outside of the ordinary course of business that occurs on the Closing Date but after the Closing) imposed on the Company and each of the Company Subsidiaries or for which the Company or any of the Company Subsidiaries may otherwise be liable for any taxable year or period that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date (a “Straddle Period”), the portion of such taxable year ending on and including the Closing Date. Except to the extent treated as a Current Asset in the calculation of Adjusted Working Capital, the Holders shall be entitled to any refund of Taxes that the Company or any Company Subsidiary receives for such periods.

(b) For purposes of Section 9.5(a), whenever it is necessary to determine the liability for Taxes of the Company or any of the Company Subsidiaries for a Straddle Period, the determination of the Taxes of the Company or the Company Subsidiary for the portion of the Straddle Period ending on, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Company or Company Subsidiary had a taxable year or period which ended at the close of the Closing Date; provided that, each of (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) Taxes imposed on a periodic basis (such as property Taxes), shall be apportioned on a time basis.

(c) Buyer shall promptly notify the Holders in writing upon receipt by Buyer, any of its Affiliates, the Company or Company Subsidiaries of notice of any pending or threatened federal, state, local or foreign income or franchise tax audits or assessments which may materially affect the tax liabilities of the Company or Company Subsidiaries for which the Holders would be required to indemnify Buyer pursuant to Article IX (a “Tax Claim”); provided that failure to comply with this provision shall not affect the Buyer Indemnified Parties’ right to indemnification hereunder unless the Holders are materially prejudiced as a result of such failure.

(d) The Holders shall have the right, at their own cost and expense, to control any Tax Claim; provided that, (i) Buyer may participate at its own cost and expense, and (ii) as to any Tax Claim with respect to a Straddle Period, the Holders and Buyer shall jointly control such Tax Claim, each at their own cost and expense. Notwithstanding the foregoing, the Holders shall not be entitled to settle, either administratively or after the commencement of litigation, any Tax Claim without the prior written consent of Buyer, such consent not to be unreasonably withheld.

(e) The indemnifications set forth in this Section 9.5 shall survive for twelve (12) months after the Closing Date, at which time they shall terminate.

Section 9.6. Losses Net of Insurance and Taxes. The amount of any Loss for which indemnification is provided under Section 9.2 or 9.5, shall be net of (i) any amounts actually recovered by the indemnified party (net of any costs of investigation of the underlying claim and of collection) pursuant to any indemnification by or indemnification agreement with any Person (other than this Agreement), (ii) any insurance proceeds (net of any costs of investigation of the underlying claim and of collection and net of any increase premiums) received as an offset against such Loss and (iii) any amount equal to any Tax benefit arising from the incurrence or payment of any Loss to the party claiming such Loss or indemnification (each course of recovery referred to in clauses (i) and (ii) a “Collateral Source”). If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 9.2 or 9.5 is received after payment by the indemnifying party of any amount otherwise required to be paid to an indemnified party pursuant to this Article 9, the indemnified party shall repay the indemnifying party, promptly after such receipt, any amount that the indemnifying party would not have had to pay pursuant to this Article 9 had such receipt occurred at the time of such payment. Each indemnified party shall take commercially reasonable steps to mitigate any Losses as soon as reasonably practicable after such indemnified party becomes aware of any event which does, or could reasonably be expect to, give rise to any such Losses.

Section 9.7. Indemnity Escrow. On the Closing Date, Buyer shall, on behalf of the Holders and pursuant to the provisions of Section 3.2, pay to the Escrow Agent, as agent to Buyer and the Holders, the Escrow Funds, in accordance with the terms of this Agreement and the Escrow Agreement, which will be executed at the Closing in a form to be agreed between Buyer and the Company promptly after the date of this Agreement, by and among Buyer, Stockholder Representative and the Escrow Agent (the “Escrow Agreement”). The Escrow Agent shall hold the Escrow Funds in accordance with, and subject to, the terms and conditions of the Escrow Agreement, which shall, among other things, provide that, upon the first anniversary of the Closing Date, the balance of the Escrow Funds (after taking into account the Post-Closing Adjustment), if any, will be released to the Holders pro-rata, with interest thereon, from the Closing Date through such date, paid at an interest rate that is calculated on a 365-day basis for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest is payable; provided, however, that no Escrow Funds shall be released to the Holders to the extent that the then-remaining Escrow Funds may be required to satisfy any claim for indemnification pursuant to this Article 9 that has been brought as of such date and which has not been finally resolved. To the extent Escrow Funds are distributed to the Holders, Stockholder Representative shall be entitled to be reimbursed solely from such distributed Escrow Funds for all out-of-pocket costs (including attorney’s fees) for administering claims relating to Losses.

Section 9.8. Purchase Price Adjustment. All amounts paid from the Escrow Funds or otherwise pursuant to this Article 9, to the maximum extent permitted by Law, shall be treated as an adjustment to the Equity Consideration for all Tax purposes.

ARTICLE 10

TERMINATION AND ABANDONMENT

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company upon written notice to the other if the Closing shall not have occurred on or before July 1, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a party if the failure of the Closing to occur prior to such date shall be primarily due to such party’s failure to perform or comply with any of its obligations under this Agreement;

(c) by either Buyer or the Company if any court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by Buyer if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied and, in either such case, such breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days following notice of such breach to the Company and (ii) the Outside Date; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if Buyer is then in material breach of any of its covenants or agreements contained in this Agreement; or

(e) by the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Buyer or Merger Sub contained in this Agreement such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not be satisfied and, in either such case, such breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days following notice of such breach to Buyer and Merger Sub and (ii) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement.

Section 10.2. Procedure and Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are not consummated as provided in Section 10.1, then except as otherwise expressly set forth herein, no party to this Agreement shall have any obligation hereunder to any other party hereto, except (i) for damages for any breach by such Person of any covenant or agreement of such Person set forth in this Agreement (it being understood that in calculating damages for claims made by the Company the damages shall take into consideration damages to the Holders as a result of such breach), (ii) as provided in the Confidentiality Agreement or (iii) as provided in this Section 10.2 and in Article 11.

ARTICLE 11

MISCELLANEOUS

Section 11.1. Amendment and Modifications. This Agreement may be amended, modified or supplemented at any time by the parties hereto prior to the Effective Time; provided (i) such amendment, modification or supplement shall only be made by an instrument in writing signed on behalf of the parties hereto and (ii) no such amendment shall be made which by Law requires the further approval of the Holders without such further approval.

Section 11.2. Stockholder Representative.

(a) Pursuant to the Stockholder Consent, each Holder irrevocably appointed BCP (the “Stockholder Representative”) as such Stockholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Holder with respect to this Agreement and the Escrow Agreement, and to act on behalf of such Holder in any amendment of or litigation or arbitration involving this Agreement and the Escrow Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Stockholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by the Merger, this Agreement and the Escrow Agreement, including the power:

(i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Holders to consummate the transactions contemplated by this Agreement and the Escrow Agreement;

(ii) to negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement and the Escrow Agreement (it being understood that such Holder shall execute and deliver any such documents which Stockholder Representative agrees to execute);

(iii) to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement and the Escrow Agreement, including service of process in connection with arbitration; and

(iv) to take all actions which under this Agreement and the Escrow Agreement may be taken by the Holders and to do or refrain from doing any further act or deed on behalf of the Holder which Stockholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement as fully and completely as such Holder could do if personally present.

Notwithstanding the above, the Stockholder Representative may not amend this Agreement or the Escrow Agreement to (i) create any personal liability of any Holder hereunder or thereunder, (ii) to increase the maximum aggregate indemnification obligation of the Holders beyond the Escrow Funds or (iii) take any action pursuant hereto that could disproportionately affect any Holder or group of the Holders without the prior consent of such affected Holder or group of the Holders.

If BCP becomes unable to serve as Stockholder Representative such other Person or Persons as may be designated by a majority of the Holders, shall succeed as Stockholder Representative.

Section 11.3. Extension; Waiver. At any time prior to the Closing, the parties hereto entitled to the benefits of the respective term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party not entitled to the benefits of such extended or waived term or provision. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 11.4. Entire Agreement; Assignment. This Agreement and the Escrow Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (other than the Confidentiality Agreement) and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the parties hereto.

Section 11.5. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect, and the parties hereto shall use commercially reasonable efforts to arrive at an accommodation which effectuates to the greatest extent legally permissible the intent of the parties with respect to the benefits and obligations of the invalid or unenforceable provision.

Section 11.6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (which is confirmed) or sent by commercial overnight courier to the parties at the following addresses:

If to Buyer or the Surviving Corporation, to:

Gildan Activewear Inc.
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Quebec H3A 3J2
Telephone: (514) 340-8790
Facsimile: (514) 734-8379
Attn: Lindsay Matthews

With a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4801
Facsimile: (212) 291-9067
Attn: Brian E. Hamilton, Esq.

If to the Company, to:

Gold Toe Moretz Holdings Corp.
514 West 21st Street
Post Office Box 580
Newton, NC 28658
Telephone: (828) 464-0751
Facsimile: (828) 464-1635
Attn: John M. Moretz
Cc: General Counsel

With a copy to:

The Blackstone Group
345 Park Avenue
New York, NY 10154
Telephone: (212) 583-5534
Facsimile: (212) 583-5266
Attn: Ben Jenkins
David Tolley

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 445-2000
Facsimile: (212) 455-2502
Attn: Edward Chung, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 11.7. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated by this Agreement who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 11.8. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AGAINST ANY OTHER PARTY HERETO DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.9. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 11.10. Publicity. None of the parties and their respective Representatives shall issue any news release or make any public announcement concerning this Agreement or any of the transactions contemplated hereby without the advance approval thereof by each of Buyer, the Company and Stockholder Representative; provided, however, that any party (or its respective Representatives) may make any public disclosure that it reasonably believes, upon advice of its outside counsel, is required by applicable Laws or stock exchange requirements, in which case the disclosing party shall use its reasonable best efforts to advise the other party or parties (including Stockholder Representative) of such disclosure as soon as practicable and, in any event, at least concurrently with making such disclosure; provided, further that after the Closing any party (or its respective Representatives) may issue a news release or make a public announcement concerning this Agreement or the consummation of the Merger after providing the other party or parties (including Stockholder Representative) with reasonable prior notice thereof and a reasonable opportunity to comment thereon. Subject to the prior sentence, each of Buyer, the Company and Stockholder Representative shall cooperate with each other in the development and distribution of all news releases and other public announcements that are to be issued on or prior to the Business Day immediately following the Closing Date with respect to this Agreement or any of the transactions contemplated hereby.

Section 11.11. Alternative Dispute Resolution. The parties or relevant third party beneficiaries, as the case may be, shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiations between executives who have authority to settle the controversy. Any Person may give the other relevant Persons written notice of any dispute not resolved in the normal course of business. Within twenty (20) days after delivery of said notice, executives of all relevant Persons shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved within thirty (30) days of the disputing Person’s original notice, or if the relevant Persons fail to meet within twenty (20) days, any party or affected third party beneficiary may initiate legal proceedings to resolve the controversy or claim. If a Person’s negotiator intends to be accompanied at a meeting by an attorney or is an attorney, the other negotiators shall be given at least three (3) working days’ notice of such intention and may be accompanied by an attorney. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

Section 11.12. Governing Law; Submission to Jurisdiction; Waivers. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware. Each of the parties agrees that if any dispute is not resolved pursuant to Section 11.11, such dispute shall be resolved only in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware. In that context, and without limiting the generality of the foregoing, each of the parties irrevocably and unconditionally (a) submits for itself and its property in any Action relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, and agrees that all claims in respect of any such Action shall be heard and determined in such Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware; (b) consents that any such Action may and shall be brought in such courts and waives any objection that it may now or thereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same; (c) waives all right to trial by jury in any Action (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or its performance under or the enforcement of this Agreement; (d) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.6; and (e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of Delaware.

Section 11.13. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 11.14. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 11.15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 11.16. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth herein, all legal and other costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the Person incurring such expenses.

Section 11.17. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided, however, that the foregoing shall not limit the right of each of the current and former directors, officers, agents and employees of the Company and the Company Subsidiaries from being a direct and irrevocable third party beneficiary of the agreement and covenant contained in Section 7.6 with the right to enforce such agreement and covenant as fully as if such director or officer was a party hereto.

[the remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GOLD TOE MORETZ HOLDINGS CORP.

By:______________________________________
      Name:
      Title:

[Signature Page to GTM Merger Agreement]

GILDAN USA INC.

By:______________________________________
      Name:
      Title:

MIDAS ACQUISITION CORP.

By:______________________________________
      Name:
      Title:

[Signature Page to GTM Merger Agreement]

BLACKSTONE CAPITAL PARTNERS V L.P., solely for the purposes of Section 3.1(a)(iv), Article 5 and Sections 8.3(a), 8.3(e), 9.3(c), 9.7, 11.2 and 11.10

By: Blackstone Management Associates V L.L.C., its General Partner

By: BMA V L.L.C., its sole member

By: ______________________________________
       Name:
       Title:

[Signature Page to GTM Merger Agreement]